As filed with the Securities and Exchange Commission on October 27, 2005
Registration No. 333-125276

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAL DIVE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Minnesota	95-3409686
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060
(281) 618-0400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Lewis Connor, III
400 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060
281-618-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Arthur H. Rogers
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010
(713) 651-5151

      Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective, subject to market conditions and other factors.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

PROSPECTUS
$300,000,000
Cal Dive International, Inc.
3.25% Convertible Senior Notes due 2025
        The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. See “Selling Security Holders” beginning on page 13. We will not receive any of the proceeds from the sale by the selling security holders of the securities offered by this prospectus.
      The notes bear interest at the rate of 3.25% per year. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2005. Beginning with the period commencing on December 20, 2012 and ending on June 14, 2013, and for each of the six-month periods thereafter commencing on June 15, 2013, we will pay contingent interest during the applicable interest period if the average trading price of the notes on the five trading days ending on the third trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.25% of the average trading price of a note during the measuring period.
      The notes will mature on December 15, 2025, unless earlier converted, redeemed or repurchased by us. We may also, at our option, redeem some or all of the notes for cash at any time on or after December 20, 2012 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (and contingent interest and additional amounts, if any) to the redemption date. You may require us to repurchase in cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest and additional amounts, if any) up to but excluding the applicable repurchase date, on December 15, 2012, December 15, 2015 and December 15, 2020 or, subject to specified exceptions, at any time prior to the notes’ maturity following a fundamental change as described in this prospectus.
      Holders may convert their notes into cash and shares of our common stock, if any, at a conversion rate of 15.5600 shares per $1,000 principal amount of notes, subject to adjustment upon certain events, under the following circumstances: (1) during specified periods, if the price of our common stock reaches specified thresholds described in this prospectus; (2) if we call the notes for redemption; or (3) upon the occurrence of certain corporate transactions. Upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation and shares of our common stock in respect of the remainder, if any, of our conversion obligation. If certain corporate transactions occur on or prior to December 20, 2012, we will increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, we may under certain circumstances elect to adjust the conversion rate and the related conversion obligation so that the notes will be convertible into shares of the acquiring or surviving company, in each case as described in this prospectus.
      The notes are our senior secured obligations and rank equally in right of payment with all of our other existing and future senior unsecured debt. The notes are effectively subordinated to all our existing and future secured debt and to the indebtedness and other liabilities of our subsidiaries.
      Our common stock is quoted on the Nasdaq National Market under the symbol “CDIS.” The last reported sale price of our common stock on the Nasdaq National Market on October 26, 2005 was $60.57 per share.
      Under the indenture governing the notes, we and each holder agree to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. See “Material U.S. Federal Income Tax Considerations.”
      There is no established market for the notes. The selling security holders may sell the securities offered by this prospectus from time to time on any exchange on which the securities are listed on terms to be negotiated with buyers. They may also sell the securities in private sales or through dealers or agents. The selling security holders may sell the securities at prevailing market prices or at prices negotiated with buyers. The selling security holders will be responsible for any commissions due to brokers, dealers or agents. We will be responsible for all other offering expenses. We will not receive any of the proceeds from the sale by the selling security holders of the securities offered by this prospectus.
       Investing in the notes involves risks. See “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                  , 2005.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in the “Plan of Distribution”. You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information”. Under no circumstances should the delivery to you of this prospectus or any offering or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

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SUMMARY
      This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the notes. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including “Risk Factors,” the financial information included in or incorporated by reference into this prospectus and the documents to which we have referred.
      Unless otherwise indicated or required by the context, as used in this prospectus, the terms “Cal Dive,” “we,” “our,” “us” and “the company” refer to Cal Dive International, Inc. and all its subsidiaries. Our fiscal year ends on December 31 each year. Unless otherwise indicated, when we refer to a fiscal year, such as fiscal 2004, we are referring to Cal Dive’s relevant fiscal year then ended, which for fiscal 2004 was on December 31, 2004.
Cal Dive International, Inc.
Overview
      We are an energy services company, incorporated in the State of Minnesota, specializing in Marine Contracting development (including subsea construction and well operations) and providing oil and gas companies with alternatives to traditional approaches of equity or production sharing in offshore properties through our Oil & Gas Production and Production Facilities segments. Operations in the Production Facilities segment began in 2004. We operate primarily in the Gulf of Mexico, or Gulf, and, since 2002, in the North Sea and the Asia/ Pacific regions with services that cover the lifecycle of an offshore oil and gas field. We believe we have a longstanding reputation for innovation in our subsea construction techniques, equipment design and methods of partnering with customers. Our diversified fleet of 22 vessels and 26 remotely operated vehicles (or ROVs) and trencher systems perform services that support drilling, well completion, intervention, construction and decommissioning projects involving pipelines, production platforms, risers and subsea production systems. We also have acquired significant interests in oil and gas properties and non-controlling interests in a Deepwater production facility at the Marco Polo field; and a planned facility, the Independence Hub, to be located in Mississippi Canyon Block 920. Our customers include major and independent oil and gas producers, pipeline transmission companies and offshore engineering and construction firms.
      We have positioned ourselves for work in water depths greater than 1,000 feet, referred to as the Deepwater, by continuing to grow our technically advanced fleet of dynamically positioned, or DP, vessels, ROVs and the number of highly experienced support professionals we employ. These DP vessels serve as advanced work platforms for the subsea solutions that we provide with our alliance partners, a group of internationally recognized contractors and manufacturers. Most notably, the Q4000, our Deepwater semisubmersible multi-service vessel, or MSV, incorporates patented technologies that can improve Deepwater well completion, intervention and construction economics for our customers. Availability of the Q4000 and the Seawell, together with our other large vessels, the Eclipse, Mystic Viking and Intrepid, enable us to offer a diverse fleet of DP subsea construction and intervention vessels.

      Our principal executive offices are located at 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060, and our telephone number is (281) 618-0400. Our common stock is quoted on the Nasdaq National Market under the symbol “CDIS.” We maintain a website at www.caldive.com, however, the information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and in the documents incorporated by reference into this prospectus when making a decision whether to invest in the notes.

The Offering
      This prospectus covers the resale of up to $300,000,000 aggregate principal amount of the notes and the indeterminate number of shares of our common stock issuable upon conversion of the notes plus an indeterminate number of shares of our common stock issuable upon conversion of the notes by means of adjustment of the conversion price pursuant to the terms of the notes. We issued and sold a total of $300,000,000 aggregate principal amount of the notes on March 30, 2005 in private placements to Banc of America Securities LLC and UBS Securities LLC (the “initial purchasers”). The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Cal Dive International, Inc., a Minnesota corporation.

Selling Security Holders	The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. See “Selling Security Holders”.

Notes Offered	$300,000,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2025.

Maturity Date	December 15, 2025, unless earlier converted, redeemed or repurchased.

Ranking	The notes are our direct, unsecured and unsubordinated obligations and rank pari passu with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes effectively rank junior to any of our existing and future secured indebtedness to the extent of the value of the collateral and effectively junior to our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables.

As of June 30, 2005, we had long-term debt, including current maturities, totaling approximately $442.6 million. As of June 30, 2005, our subsidiaries had long-term indebtedness, including current maturities, totaling approximately $142.6 million. For a discussion of our secured debt, see “Description of Notes — Ranking.”

Interest Payment	3.25% per year on the principal amount, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2005.

Contingent Interest	Beginning with the period commencing on December 20, 2012 to June 14, 2013, and for each six-month period thereafter, we will pay contingent interest during the applicable interest period if the average trading price of the notes during the five trading days ending on the third trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable interest period will equal an annual rate of 0.25% of the average trading price of such $1,000 principal amount of notes during the applicable five-trading-day reference period, payable in arrears.

Conversion Rights	You may convert the notes into cash and shares of our common stock, if any, at a conversion rate of 15.5600 shares per $1,000 principal amount of notes (equal to a conversion price of approximately $64.27 per share), subject to adjustment, prior to the close of business on the business day immediately preceding stated maturity only under the following circumstances:

• during any fiscal quarter commencing after March 31, 2005, if the last reported sale price of our common stock is greater than or equal to 120% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;

• if we have called the notes for redemption and the redemption has not yet occurred; or

• upon the occurrence of specified corporate transactions described under “Description of Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions.”

You will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest, including contingent interest and additional amounts, if any, will be deemed paid by the cash and common stock, if any, delivered to you upon conversion. Once we have called the notes for redemption, you may surrender your notes for conversion prior to the close of business on the business day immediately preceding the redemption date.

Upon a surrender of your notes for conversion, we will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation. We will deliver shares of our common stock in respect of the remainder, if any, of our conversion obligation as described under “Description of Notes — Conversion Rights — Payment Upon Conversion.”

If you elect to convert your notes in connection with certain corporate transactions that occur on or prior to December 20, 2012, we will increase the conversion rate by a number of additional shares of common stock upon conversion as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments — Make Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company.

Optional Redemption	Prior to December 20, 2012, the notes will not be redeemable. On or after December 20, 2012, we may, at our option, redeem some or all of the notes in cash, at any time, upon at least 30 days’ notice at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of redemption.

Repurchase of Notes at the Option of the Holder	You may require us to repurchase for cash all or a portion of your notes on December 15, 2012, December 15, 2015 and December 15, 2020 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including, the date of repurchase.

Fundamental Change	If we undergo a fundamental change (as defined in this prospectus) prior to maturity of the notes, you will have the right, subject to certain conditions, to require us to repurchase for cash all or a portion of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the date of repurchase.

Registration Rights	Under a registration rights agreement that we have entered into with the initial purchasers, we have filed a shelf registration statement, of which this prospectus is a part, with the U.S. Securities and Exchange Commission. If we do not fulfill certain of our obligations under the registration rights agreement, we will be required to pay additional amounts to holders of the notes. If you convert some or all of your notes into common stock, you will not be entitled to additional amounts with respect to the common stock. However, if you convert your notes when there exists a registration default, we will adjust the conversion rate as described under “Description of Notes — Conversion Rights — General.”

No Proceeds	We will not receive any proceeds from the sale by any selling security holder of the notes or our common stock issuable upon conversion of the notes.

U.S. Federal Income Tax Considerations	Under the indenture governing the notes, we and each holder agree to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For U.S. federal income tax purposes, interest income on the notes will accrue at the rate of 7.045% compounded semi-annually, which rate represents our determination of the yield at which we could issue a comparable noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to the notes. A U.S. holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a U.S. holder may recognize interest income significantly in excess of stated interest payments received while the notes are outstanding.

A U.S. holder will also recognize gain or loss on the sale, exchange, conversion, repurchase or redemption of a note in an amount equal to the difference between the amount realized on the sale, exchange, conversion, repurchase or redemption of a note, including the fair market value of our common stock received, if any, and the U.S. holder’s adjusted tax basis in the note. Any gain recognized on the sale, exchange, conversion, repurchase or redemption of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material U.S. Federal Income Tax Considerations.”

Trustee, Paying Agent and Conversion Agent	JPMorgan Chase Bank, National Association.

Book-Entry Form	The notes were issued in book-entry form and are represented by a global certificate or certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities except in limited circumstances.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. However, the notes issued in the private placements are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages Market, commonly referred to as the PORTAL Market. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market.

Trading Symbol for Our Common Stock	Our common stock is quoted on the Nasdaq National Market under the trading symbol “CDIS.”

Risk Factors	You should carefully consider the information set forth in the section of this prospectus entitled “Risk Factors” as well as the other information included in or incorporated by reference into this prospectus before deciding whether to invest in the notes.

RISK FACTORS
      An investment in the notes represents a high degree of risk. There are a number of factors associated with our business that could affect your decision whether to invest in the notes or the common stock issuable upon conversion of the notes. The following discussion describes the material risks currently known to us. However, additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely affect an investment in the notes or the common stock issuable upon conversion of the notes. You should carefully consider the risks described below together with the other information contained in, or incorporated by reference into, this prospectus before making a decision to invest in the notes.
Risks Related to our Business:

Our business is adversely affected by low oil and gas prices and by the cyclicality of the oil and gas industry.
      Our business is substantially dependent upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures for offshore exploration, drilling and production operations. The level of capital expenditures generally depends on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including, but not limited to:

•	Worldwide economic activity,

•	Economic and political conditions in the Middle East and other oil-producing regions,

•	Coordination by the Organization of Petroleum Exporting Countries, or OPEC,

•	The cost of exploring for and producing oil and gas,

•	The sale and expiration dates of offshore leases in the United States and overseas,

•	The discovery rate of new oil and gas reserves in offshore areas,

•	Technological advances,

•	Interest rates and the cost of capital,

•	Environmental regulations, and

•	Tax policies.
      The level of offshore construction activity improved somewhat in 2004 and is continuing in 2005. We cannot assure you that activity levels will remain the same or increase. A sustained period of low drilling and production activity or the return of lower commodity prices would likely have a material adverse effect on our financial position and results of operations.

The operation of marine vessels is risky, and we do not have insurance coverage for all risks.
      Marine construction involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. We maintain such insurance protection as we deem prudent, including Jones Act employee coverage, which is the maritime equivalent of workers’ compensation, and hull insurance on our vessels. We cannot assure you that any such insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on us. Moreover, we cannot assure you that we will be able to maintain adequate insurance in the future at rates that we consider reasonable. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. As construction activity expands into deeper water in the Gulf and other Deepwater basins of the world, a greater percentage of our revenues may be from Deepwater construction projects that are larger and more complex, and thus riskier, than shallow water projects. As a result, our revenues and profits are increasingly dependent on our larger vessels. The current insurance on our vessels, in some cases, is in amounts approximating book value, which is less than replacement value. In the event of property loss due to a catastrophic marine disaster, mechanical failure or collision, insurance may not cover a substantial loss of revenues, increased costs and other liabilities, and could have a material adverse effect on our operating performance if we were to lose any of our large vessels.

Our contracting business declines in winter, and bad weather in the Gulf or North Sea can adversely affect our operations.
      Marine operations conducted in the Gulf and North Sea are seasonal and depend, in part, on weather conditions. Historically, we have enjoyed our highest vessel utilization rates during the summer and fall when weather conditions are favorable for offshore exploration, development and construction activities. We typically have experienced our lowest utilization rates in the first quarter. As is common in the industry, we typically bear the risk of delays caused by some, but not all, adverse weather conditions. Accordingly, our results in any one quarter are not necessarily indicative of annual results or continuing trends.

If we bid too low on a turnkey contract, we suffer consequences.
      A majority of our projects are performed on a qualified turnkey basis where described work is delivered for a fixed price and extra work, which is subject to customer approval, is billed separately. The revenue, cost and gross profit realized on a turnkey contract can vary from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, and the performance of others such as alliance partners. These variations and risks inherent in the marine construction industry may result in our experiencing reduced profitability or losses on projects.

Estimates of our oil and gas reserves, future cash flows and abandonment costs may be significantly incorrect.
      Our proved reserves at December 31, 2004 included the reserves assigned to our ownership position in the Gunnison project, a Deepwater Gulf oil and gas field operated by Kerr-McGee Oil & Gas Corp. The Gunnison reserves constitute approximately 38% of our total proved reserves as of December 31, 2004. Our report on Form 10-K for fiscal year 2004, which is incorporated herein by reference, contains estimates of our proved oil and gas reserves and the estimated future net cash flows therefrom based upon reports for the years ended December 31, 2003 and 2004, audited by our independent petroleum engineer. These reports rely upon various assumptions, including assumptions required by the Securities and Exchange Commission, as to oil and gas prices, drilling and operating expenses, capital expenditures, abandonment costs, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, these estimates are inherently imprecise. Actual future production, cash flows, development expenditures, operating and abandonment expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in these reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of our proved reserves. You should not assume that the present value of future net cash flows from our proved reserves referred to in our report on Form 10-K for fiscal year 2004, which is incorporated herein by reference, is the current market value of our estimated oil and gas reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate. In addition, if costs of abandonment are materially greater than our estimates, they could have an adverse effect on our financial position, cash flows and results of operations.

Reserve replacement may not offset depletion.
      Oil and gas properties are depleting assets. We replace reserves through acquisitions and exploitation of current properties. If we are unable to acquire additional properties or if we are unable to find additional reserves through exploitation of our properties or exploration activities, our future cash flows from oil and gas operations could decrease.

Our oil and gas operations involve significant risks, and we do not have insurance coverage for all risks.
      Our oil and gas operations are subject to risks incident to the operation of oil and gas wells, including, but not limited to, uncontrollable flows of oil, gas, brine or well fluids into the environment, blowouts, cratering, mechanical difficulties, fires, explosions, pollution and other risks, any of which could result in substantial losses to us. We maintain insurance against some, but not all, of the risks described above. Drilling for oil and gas involves numerous risks, including the risk that our company will not encounter commercially productive oil or gas reservoirs. If certain exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved property costs would be charged against earnings as impairments.

We may not be able to compete successfully against current and future competitors.
      The businesses in which we operate are highly competitive. Several of our competitors are substantially larger and have greater financial and other resources than we have. If other companies relocate or acquire vessels for operations in the Gulf or the North Sea, levels of competition may increase and our business could be adversely affected.

The loss of the services of one or more of our key employees, or our failure to attract and retain other highly qualified personnel in the future, could disrupt our operations and adversely affect our financial results.
      Our industry has lost a significant number of experienced subsea professionals over the years due to, among other reasons, the volatility in commodity prices. Our continued success depends on the active participation of our key employees. The loss of our key people could adversely affect our operations. We believe that our success and continued growth are also dependent upon our ability to attract and retain skilled personnel. We believe that our wage rates are competitive; however, unionization or a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in the wage rates we pay, or both. If either of these events occurs for any significant period of time, our revenues and profitability could be diminished and our growth potential could be impaired.

If we fail to effectively manage our growth, our results of operations could be harmed.
      We have a history of growing through acquisitions of large assets and acquisitions of companies. We must plan and manage our acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to effectively manage current and future acquisitions, our results of operations could be adversely affected. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management and legal/compliance information systems to keep pace with the growth of our business.

We may need to change the manner in which we conduct our business in response to changes in government regulations.
      Our subsea construction, intervention, inspection, maintenance and decommissioning operations and our oil and gas production from offshore properties, including decommissioning of such properties, are subject to and affected by various types of government regulation, including numerous federal, state and local environmental protection laws and regulations. These laws and regulations are becoming increasingly complex, stringent and expensive to comply with, and significant fines and penalties may be imposed for noncompliance. We cannot assure you that we will always be in compliance with these laws and regulations or that our continued compliance with existing or future laws or regulations will not adversely affect our operations.

Certain provisions of our corporate documents and Minnesota law may discourage a third party from making a takeover proposal.
      In addition to the 55,000 shares of preferred stock issued to Fletcher International, Ltd. under the First Amended and Restated Agreement dated January 17, 2003, but effective as of December 31, 2002, by and between Cal Dive and Fletcher International, Ltd., our board of directors has the authority, without any action by our shareholders, to fix the rights and preferences on up to 4,945,000 shares of undesignated preferred stock, including dividend, liquidation and voting rights. In addition, our by-laws divide the board of directors into three classes. See “Description of Capital Stock — Purposes and Effects of Certain Provisions of our Articles of Incorporation and Bylaws.” We are also subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. See “Description of Capital Stock — Certain Anti-Takeover Legislation.” We also have employment contracts with all of our senior officers that require cash payments in the event of a “change of control.” Any or all of the provisions or factors described above may have the effect of discouraging a takeover proposal or tender offer not approved by management and the board of directors and could result in shareholders who may wish to participate in such a proposal or tender offer receiving less for their shares than otherwise might be available in the event of a takeover attempt.
Risks Related to the Notes:

The notes are effectively subordinated to the debt and other liabilities of our subsidiaries.
      The notes are obligations exclusively of our company and not guaranteed by our subsidiaries. The notes are unsecured and effectively subordinated to the liabilities, including trade payables, of our subsidiaries. Our subsidiaries are not prohibited from incurring additional debt or other liabilities, including senior indebtedness. If our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes, including cash payments upon conversion or repurchase, could be adversely affected. As of June 30, 2005, our subsidiaries had liabilities of approximately $516 million. The notes are also effectively subordinated to any secured obligations to the extent of the value of the assets securing such obligations.

We may incur additional indebtedness.
      The indenture governing the notes does not prohibit us from incurring substantial additional indebtedness in the future, which may rank equal in right of payment with the notes. We are also permitted to incur additional secured debt that would be senior in right of payment to these notes. The indenture governing these notes also permits unlimited additional borrowings by our subsidiaries that could be effectively senior to the notes. In addition, the indenture does not contain any restrictive covenants limiting our ability to pay dividends, make any payments on junior or other indebtedness or otherwise limit our financial condition.

We may not have sufficient cash to repurchase the notes at the option of the holder or upon a fundamental change or to pay the cash payable upon a conversion, which may increase your credit risk.
      On December 15, 2012, 2015 and, 2020, holders of the notes have the right to require us to repurchase for cash all or any portion of their notes at 100% of their principal amount plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of repurchase. Upon a fundamental change, subject to certain conditions, we will be required to make an offer to repurchase for cash all outstanding notes at 100% of their principal amount plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of repurchase. Upon a conversion, we will be required to make a cash payment of up to $1,000 for each $1,000 in principal amount of notes converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of tendered notes or settlement of converted notes. Any credit facility in place at the time of a repurchase or conversion of the notes may also limit our ability to use borrowings to pay any cash payable on a repurchase or conversion of the notes and may prohibit us from making any cash payments on the repurchase or conversion of the notes if a default or event of default has occurred under that facility without the consent of the lenders under that credit facility. Our existing credit agreement permits the payment of cash upon conversion of the notes, but only if (i) there is availability under the credit agreement, (ii) we meet certain covenants and (iii) no default has occurred and is continuing at the time of such conversion or would result from such conversion. Our failure to repurchase tendered notes at a time when the repurchase is required by the indenture or to pay any cash payable on a conversion of the notes would constitute a default under the indenture. A default under the indenture or the fundamental change could lead to a default under other existing and future agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

The additional shares of common stock payable on any notes converted in connection with specified corporate transactions may not adequately compensate you for any loss you may experience as a result of such specified corporate transactions.
      If certain specified corporate transactions occur on or prior to December 20, 2012, we will under certain circumstances increase the conversion rate on notes converted in connection with the specified corporate transaction by a number of additional shares of common stock. The number of additional shares of common stock will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in the specified corporate transaction as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments — Make Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control.” The additional shares of common stock issuable upon conversion of the notes in connection with a specified corporate transaction may not adequately compensate you for any loss you may experience as a result of such specified corporate transaction. If the specified corporate transaction occurs after December 20, 2012 or if the price paid per share of our common stock in the specified corporate transaction is less than the common stock price at the date of issuance of the notes or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under “Description of Notes — Conversion Rate Adjustment — Make Whole Amount Adjustments for Conversion After a Public Acquirer Change of Control” and, if we so elect, holders of notes will not be entitled to the increase in the conversion rate determined as described above.
      Our obligation to adjust the conversion rate in connection with specified corporate transactions could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.
      The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

You should consider the U.S. federal income tax consequences of purchasing, owning and disposing of the notes.
      Under the indenture governing the notes, we and each holder agree to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. Under these Treasury regulations, a U.S. holder may recognize interest income on the notes significantly in excess of the stated interest payments received thereon. Also under these Treasury regulations, a U.S. holder generally will recognize ordinary income, rather than capital gain, upon a sale, exchange, conversion, repurchase or redemption of the notes at a gain. Certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized under “Material U.S. Federal Income Tax Considerations.”

There is no established trading market for the notes.
      The notes are a new issue of securities for which there is no established trading market. The notes are designated for trading by qualified institutional buyers in the PORTAL market, but we do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, an active trading market for the notes may not develop. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case, you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to have a resale registration statement covering the notes and the common stock issuable upon conversion of the notes declared effective by the Securities and Exchange Commission;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.
      Historically, the markets for non-investment grade debt securities have been subject to disruptions that have caused volatility in prices. It is possible that the markets for the notes will be subject to disruptions. Any such disruptions may have a negative effect on a holder of the notes, regardless of our prospects and financial performance. The initial purchasers may discontinue market making activities at any time, in their sole discretion, which could further negatively impact your ability to sell the notes or the prevailing market price at the time you choose to sell.

Any adverse rating of the notes may cause their trading price to fall.
      If Moody’s Investor Service, Standard & Poor’s or another rating service rates the notes and if any of such rating services lowers its rating on the notes below the rating initially assigned to the notes or otherwise announces its intention to put the notes on credit watch, the trading price of the notes could decline.

The trading prices for the notes will be directly affected by the trading prices for our common stock, which are impossible to predict.
      The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conditional conversion feature of the notes could result in you not receiving the value of the common stock into which the notes are convertible.
      The notes are convertible into cash and shares of common stock, if any, only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your notes would otherwise be convertible.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline after you exercise your conversion right.
      The conversion value that you will receive upon conversion of your notes is in part determined by the average of the last reported sale prices of our common stock for the ten trading days beginning on the second trading day immediately following the day the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you will receive may be adversely affected, and if the price at the end of such period is below the average, the value of the cash and shares delivered may be less than the conversion value.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the notes.
      In the future, we may sell additional shares of our common stock to raise capital. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options and upon conversion of the notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the notes and the market price of our common stock.

Volatility in the market price of our common stock could result in a lower trading price than your conversion or purchase price and could adversely impact the trading price of the notes.
      The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock may be affected adversely by factors such as actual or anticipated changes in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions, rumors and other factors. The decrease in the market price of our common stock would likely adversely impact the trading price of the notes.

Absence of dividends could reduce our attractiveness to investors, which could depress the price of the common stock into which the notes are convertible.
      We have never declared or paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, for the future operations and growth of our business. Moreover, our current financing arrangements prohibit the payment of cash dividends on common stock. As a result, our common stock may be less attractive to certain investors than the stock of dividend-paying companies.

RATIO OF EARNINGS TO FIXED CHARGES
      The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years, and the six months ended June 30, 2005.

					Six Months Ended
					June 30,
2000	2001	2002	2003	2004	2005

43.5x	20.5x	2.7x	7.1x	16.6x	24.1x
      For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represents income before income taxes and change in accounting principle (including only distributed income of less than 50% owned subsidiaries), plus fixed charges. “Fixed charges” consists of interest, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.
NO PROCEEDS
      The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of the securities or conversion of the notes. The shares of our common stock offered by this prospectus are issuable upon conversion of the notes.
SELLING SECURITY HOLDERS
      On March 30, 2005, we issued and sold a total of $300,000,000 aggregate principal amount of the notes in private placements to Banc of America Securities LLC and UBS Securities LLC (which we refer to as the initial purchasers in this prospectus). The initial purchasers have advised us that they resold the notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. The selling security holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of our common stock issuable upon conversion of the notes.
      The notes and our shares of common stock to be issued upon conversion of the notes are being registered pursuant to a registration rights agreement between us and the initial purchasers. In that agreement, we undertook to file a registration statement with regard to the notes and our shares of common stock issuable upon conversion of the notes and, subject to certain exceptions, to keep that registration statement effective for up to two years. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.
      The selling security holders named below have advised us that they currently intend to sell the notes and our shares of common stock set forth below pursuant to this prospectus. Additional selling security holders may choose to sell notes and our shares of common stock from time to time upon notice to us. None of the selling security holders named below, has, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted below in “Plan of Distribution.”
      Unless the securities were purchased pursuant to this registration statement, before a security holder not named below may use this prospectus in connection with an offering of securities, this prospectus will be amended to include the name and amount of notes and common stock beneficially owned by the selling security holder and the amount of notes and common stock to be offered. Any amended prospectus will also disclose whether any selling security holder selling in connection with that amended prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended prospectus.

      The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us by selling security holders.

				Number of	Number of
	Amount of	Percentage		Shares of	Shares of	Number of Shares
	Notes	of Notes		Common Stock	Common Stock	of Common Stock
	Beneficially	Beneficially	Amount of Notes	Beneficially	That May Be	Upon Completion
Selling Security Holder	Owned ($)	Owned	to Be Sold ($)(1)	Owned(2)(3)	Sold(1)(3)	of Offering(1)

1976 Distribution Trust FBO A.R.	4,000	*	4,000	62	62	0
2000 Revocable Trust FBO Lauder/Zinter Hofer	4,000	*	4,000	62	62	0
Advent Convertible Master (Cayman)	7,904,000	2.63	7,904,000	122,986	122,986	0
Alcon Laboratories(4)	274,000	*	274,000	4,263	4,263	0
Aloha Airlines Non-Pilots Pension Trust	35,000	*	35,000	544	544	0
Aloha Pilots Retirement Trust	20,000	*	20,000	311	311	0
Argent Classic Convertible Arbitrage Fund L.P.	190,000	*	190,000	2,956	2,956	0
Argent Classic Convertible Arbitrage Fund II, L.P.	110,000	*	110,000	1,711	1,711	0
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	1,590,000	*	1,590,000	24,740	24,740	0
Argent LowLev Convertible Arbitrage Fund, LLC	260,000	*	260,000	4,045	4,045	0
Argent LowLev Convertible Arbitrage Fund II, LLC	30,000	*	30,000	466	466	0
Argent LowLev Convertible Arbitrage Fund Ltd.	2,290,000	*	2,290,000	35,632	35,632	0
Arlington County Employees Retirement System(4)	578,000	*	578,000	8,993	8,993	0
Aristeia International Limited	11,760,000	3.92	11,760,000	182,985	182,985	0
Aristeia Trading LLC (5)	2,240,000	*	2,240,000	34,854	34,854	0
Arkansas PERS	680,000	*	680,000	10,580	10,580	0
Asante Health Systems(4)	90,000	*	90,000	1,400	1,400	0
Astrazeneca Holdings Pension	200,000	*	200,000	3,112	3,112	0
Black Diamond Offshore Ltd.	923,000	*	923,000	14,361	14,361	0
Boilermakers Blacksmith Pension Trust	900,000	*	900,000	14,004	14,004	0
British Virgin Islands Social Security Board(4)	80,000	*	80,000	1,244	1,244	0
C&H Sugar Company, Inc.	45,000	*	45,000	700	700	0
CNH CA Master Account, L.P.	24,000,000	8.00	24,000,000	373,440	373,440	0
CALAMOS® Convertible and High Income Fund	9,000,000	3.00	9,000,000	140,040	140,040	0

				Number of	Number of
	Amount of	Percentage		Shares of	Shares of	Number of Shares
	Notes	of Notes		Common Stock	Common Stock	of Common Stock
	Beneficially	Beneficially	Amount of Notes	Beneficially	That May Be	Upon Completion
Selling Security Holder	Owned ($)	Owned	to Be Sold ($)(1)	Owned(2)(3)	Sold(1)(3)	of Offering(1)

CALAMOS® Convertible Opportunities and Income Fund	7,500,000	2.50	7,500,000	116,700	116,700	0
CALAMOS® Global Growth & Income Fund — CALAMOS® Investment Trust	1,600,000	*	1,600,000	24,896	24,896	0
CALAMOS® Growth & Income Fund — CALAMOS® Investment Trust	24,235,000	8.08	24,235,000	377,096	377,096	0
CALAMOS® Growth & Income Portfolio — CALAMOS® Advisors Trust	165,000	*	165,000	2,567	2,567	0
CALAMOS® High Yield Fund — CALAMOS® Investment Trust	3,000,000	1.00	3,000,000	46,680	46,680	0
Calamos® Strategic Total Return Fund	10,500,000	3.50	10,500,000	163,380	163,380	0
CBARB, a segregated account of Geode Capital Master Fund, Ltd.	2,000,000	*	2,000,000	31,120	31,120	0
Chrysler Corporation Master Retirement Trust(4)	1,870,000	*	1,870,000	29,097	29,097	0
Citadel Equity Fund Ltd.(4)	27,750,000	9.25	27,750,000	431,790	431,790	0
City and County of San Francisco Retirement System	966,000	*	966,000	15,030	15,030	0
City University of New York(4)	91,000	*	91,000	1,415	1,415	0
Class C Trading Company, Ltd.	210,000	*	210,000	3,267	3,267	0
Credit Suisse First Boston LLC(5)	1,000,000	*	1,000,000	15,560	15,560	0
Delaware PERS	390,000	*	390,000	6,068	6,068	0
Delaware Public Employees Retirement System(4)	786,000	*	786,000	12,230	12,230	0
Delta Airlines Master Trust	195,000	*	195,000	3,034	3,034	0
Delta Air Lines Master Trust — CV(4)	320,000	*	320,000	4,979	4,979	0
Delta Pilots Disability & Survivorship Trust — CV(4)	185,000	*	185,000	2,878	2,878	0
Deutsche Bank Securities Inc.(5)	45,000	*	45,000	700	700	0
Double Black Diamond Offshore LDC	5,441,000	1.81	5,441,000	84,661	84,661	0
Drawbridge Global Macro Master Fund Ltd.	3,000,000	1.00	3,000,000	46,680	46,680	0
Duke Endowment	180,000	*	180,000	2,800	2,800	0

				Number of	Number of
	Amount of	Percentage		Shares of	Shares of	Number of Shares
	Notes	of Notes		Common Stock	Common Stock	of Common Stock
	Beneficially	Beneficially	Amount of Notes	Beneficially	That May Be	Upon Completion
Selling Security Holder	Owned ($)	Owned	to Be Sold ($)(1)	Owned(2)(3)	Sold(1)(3)	of Offering(1)

F.M. Kirby Foundation, Inc.(4)	275,000	*	275,000	4,279	4,279	0
Family Service Life Insurance Co.(4)	100,000	*	100,000	1,556	1,556	0
Frontpoint Convertible Arbitrage Fund, LP	3,500,000	1.17	3,500,000	54,460	54,460	0
Grady Hospital(4)	85,000	*	85,000	1,322	1,322	0
Guardian Life Insurance Co.(4)	7,000,000	2.33	7,000,000	108,920	108,920	0
Guardian Pension Trust(4)	400,000	*	400,000	6,224	6,224	0
HFRCA Global Select Master Trust Account	190,000	*	190,000	2,956	2,956	0
HFR CA Opportunity Mst. Trst(4)	454,000	*	454,000	7,064	7,064	0
HSBC Investments (USA) Inc. for the HSBC Multi-Strategy Arbitrage Fund(4)	1,000,000	*	1,000,000	15,560	15,560	0
Hallmark Convertible Securities Fund	40,000	*	40,000	622	622	0
Hawaiian Airlines Employees Pension Plan IAM	10,000	*	10,000	155	155	0
Hawaiian Airlines Pilots Retirement Plan	35,000	*	35,000	544	544	0
ICI American Holdings Trust	145,000	*	145,000	2,256	2,256	0
Independence Blue Cross(4)	480,000	*	480,000	7,468	7,468	0
Inflective Convertible Opportunity Fund I, L.P.	1,045,000	*	1,045,000	16,260	16,260	0
Inflective Convertible Opportunity Fund I, LTD	3,500,000	1.17	3,500,000	54,460	54,460	0
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(4)	165,000	*	165,000	2,567	2,567	0
International Truck & Engine Corporation Retiree Health Benefit Trust(4)	85,000	*	85,000	1,322	1,322	0
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(4)	90,000	*	90,000	1,400	1,400	0
J.P. Morgan Securities Inc.(5)	1,500,000	*	1,500,000	23,396	23,340	56
Lyxor Convertible Arbitrage Fund(4)	642,000	*	642,000	9,989	9,989	0
Lyxor/ Inflective Convertible Opportunity Fund Limited	1,003,000	*	1,003,000	15,606	15,606	0

				Number of	Number of
	Amount of	Percentage		Shares of	Shares of	Number of Shares
	Notes	of Notes		Common Stock	Common Stock	of Common Stock
	Beneficially	Beneficially	Amount of Notes	Beneficially	That May Be	Upon Completion
Selling Security Holder	Owned ($)	Owned	to Be Sold ($)(1)	Owned(2)(3)	Sold(1)(3)	of Offering(1)

Lyxor/ Quest Fund Ltd	2,000,000	*	2,000,000	31,120	31,120	0
Merrill Lynch Insurance Group	274,000	*	274,000	4,263	4,263	0
Microsoft Corporation(4)	275,000	*	275,000	4,279	4,279	0
Municipal Employees	133,000	*	133,000	2,069	2,069	0
Municipal Employees Benefit Trust	189,000	*	189,000	2,940	2,940	0
New Orleans Firefighters Pension/Relief Fund	53,000	*	53,000	824	824	0
Nuveen Preferred and Convertible Fund JQC	3,495,000	1.17	3,495,000	54,382	54,382	0
Nuveen Preferred and Convertible Income Fund JPC	2,600,000	*	2,600,000	40,456	40,456	0
OCLC Online Computer Library Center Inc.	20,000	*	20,000	311	311	0
OCM Convertible Trust(4)	525,000	*	525,000	8,169	8,169	0
OCM Global Convertible Securities Fund(4)	80,000	*	80,000	1,244	1,244	0
Occidental Petroleum Corporation	196,000	*	196,000	3,049	3,049	0
Ohio Bureau of Workers Compensation	110,000	*	110,000	1,711	1,711	0
Partner Reinsurance Company Ltd.(4)	320,000	*	320,000	4,979	4,979	0
Policeman and Firemen Retirement System of the City of Detroit(4)	340,000	*	340,000	5,290	5,290	0
Pro-Mutual	570,000	*	570,000	8,869	8,869	0
Putnam Convertible Income- Growth Trust(4)	6,000,000	2.00	6,000,000	93,360	93,360	0
Quest Global Convertible Master Fund Ltd	500,000	*	500,000	7,780	7,780	0
Qwest Occupational Health Trust(4)	105,000	*	105,000	1,633	1,633	0
Qwest Pension Trust(4)	280,000	*	280,000	4,356	4,356	0
RBC Capital Markets(5)	2,500,000	*	2,500,000	38,900	38,900	0
RCG Baldwin LP(4)	750,000	*	750,000	11,670	11,670	0
RCG Halifax Master Fund, LTD(4)	750,000	*	750,000	11,670	11,670	0
RCG Latitude Master Fund, LTD(4)	2,750,000	*	2,750,000	42,790	42,790	0
RCG Multi Strategy Master Fund, LTD(4)	1,000,000	*	1,000,000	15,560	15,560	0
Ramius Capital Group(4)	1,000,000	*	1,000,000	15,560	15,560	0
Ramius Master Fund LTD(4)	2,750,000	*	2,750,000	42,790	42,790	0
Sage Capital Management, LLC	500,000	*	500,000	7,780	7,780	0
Silver Convertible Arbitrage Fund, LDC	250,000	*	250,000	3,890	3,890	0
Silverback Conv Arb Master	10,000,000	3.33	10,000,000	155,600	155,600	0

				Number of		Number of
	Amount of	Percentage		Shares of		Shares of		Number of Shares
	Notes	of Notes		Common Stock		Common Stock		of Common Stock
	Beneficially	Beneficially	Amount of Notes	Beneficially		That May Be		Upon Completion
Selling Security Holder	Owned ($)	Owned	to Be Sold ($)(1)	Owned(2)(3)		Sold(1)(3)		of Offering(1)

State Employees’ Retirement Fund of the State of Delaware(4)	450,000	*	450,000	7,002		7,002		0
State of Oregon Equity	1,925,000	*	1,925,000	29,953		29,953		0
Susquehanna Capital Group(5)	3,000,000	1.00	3,000,000	46,680		46,680		0
Syngenta AG	135,000	*	135,000	2,100		2,100		0
TCW Group Inc.	4,730,000	1.58	4,730,000	73,598		73,598		0
The Grable Foundation(4)	54,000	*	54,000	840		840		0
The St. Paul Travelers Companies, Inc. — Commercial Lines(4)	600,000	*	600,000	9,336		9,336		0
Trustmark Insurance	220,000	*	220,000	3,423		3,423		0
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	8,000,000	2.67	8,000,000	124,480		124,480		0
UBS O’Connor LLC F/B/O O’Connor Global Arbitrage II Master Limited	3,000,000	1.00	3,000,000	46,680		46,680		0
UBS Securities LLC(5)	7,510,000	2.50	7,510,000	116,855		116,855		0
UnumProvident Corporation(4)	175,000	*	175,000	2,723		2,723		0
Vicis Capital Master Fund	12,000,000	4.00	12,000,000	186,720		186,720		0
Virginia Retirement System(4)	940,000	*	940,000	14,626		14,626		0
Waterstone Market Neutral MAC51, Ltd.	2,390,000	*	2,390,000	37,188		37,188		0
Waterstone Market Neutral Master Fund, Ltd.	9,312,000	3.10	9,312,000	144,894		144,894		0
Xavex Convertible Arbitrage 2 Fund	70,000	*	70,000	1,089		1,089		0
Xavex Convertible Arbitrage 5 Fund	1,000,000	*	1,000,000	15,560		15,560		0
Xavex Convertible Arbitrage 10 Fund	100,000	*	100,000	1,556		1,556		0
Unidentified Selling Security Holders	27,694,000	9.23	27,694,000	430,954	(6)	430,954	(6)	0

Total	300,000,000	100	300,000,000	4,667,944		4,668,000		56

*	Less than 1%

(1)	Because a selling security holder may sell all or a portion of the notes and common stock issuable upon conversion of the notes pursuant to this prospectus, an estimate can not be given as to the number or percentage of notes and common stock that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully convert the notes for cash and shares of our common stock and that the selling security holders will sell all shares of our common stock that they received pursuant to such conversion.

(2)	Includes shares of common stock issuable upon conversion of the notes.

(3)	The number of shares of our common stock issuable upon conversion of the notes is calculated assuming (i) that the notes are worth $600,000,000 at the time of conversion, with the $300,000,000 principal amount paid in cash and the remaining $300,000,000 paid in shares of our common stock and (ii) the conversion of the full amount of notes held by such holder at the initial conversion price of $64.27, which equals a conversion rate of the initial conversion rate of 15.5600 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Price Adjustments”. Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(4)	This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling security holder acquired its notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such selling security holder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act of 1933.

(5)	This selling security holder has identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933. Please see “Plan of Distribution” for required disclosure regarding these selling security holders.

(6)	Due to the effects of rounding, does not equal exactly 15.5600 shares per $1,000 principal amount of the notes.
      Selling security holders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933. In addition, selling security holders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 if such selling security holder (i) did not acquire its notes or underlying common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying common stock. To our knowledge, no selling security holder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

DESCRIPTION OF NOTES
      We issued the notes under an indenture, dated as of March 30, 2005, between us and JPMorgan Chase Bank, National Association, as trustee. The notes and the shares of common stock issuable upon conversion of the notes, if any, are covered by a registration rights agreement. Each holder may request a copy of the indenture and the registration rights agreement from the trustee at the address provided herein.
      The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or the notes are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines each holder’s rights as a holder of the notes.
      As used in this “Description of Notes” section, references to “Cal Dive,” the “company,” “we,” “us” and “our” refer only to Cal Dive International, Inc. and do not include its subsidiaries.
General
      The notes will mature on December 15, 2025 unless earlier converted, redeemed or repurchased. Each holder has the option, subject to certain qualifications and the satisfaction of certain conditions and during the periods described below, to convert its notes into cash and shares, if any, of our common stock at an initial conversion rate of 15.5600 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $64.27 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon a surrender of a holder’s notes for conversion, we will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation. We will deliver shares of our common stock in respect of the remainder, if any, of our conversion obligation, as described below under “— Conversion Rights — Payment Upon Conversion.” If we deliver shares of common stock upon conversion of a note, a holder will not receive fractional shares but a cash payment to account for any such fractional share as described below. A holder will not receive any cash payment for interest (or contingent interest or additional amounts, if any) accrued and unpaid to the conversion date except under the limited circumstances described below including under “— Registration Rights” below.
      If any interest payment date, maturity date, redemption date, repurchase date or settlement date (including upon the occurrence of a fundamental change, as described below) falls on a day that is not a business day, then the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a fundamental change, as described below), as the case may be, to that next succeeding business day.
      The notes were issued only in denominations of $1,000 principal amount and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes. The notes are limited to $300 million aggregate principal amount.
      As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.
      Any reference to “common stock” means our common stock, no par value per share.
Ranking
      The notes are our direct, unsecured and unsubordinated obligations. The notes rank pari passu with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes effectively rank junior to all of our existing and future secured indebtedness to the extent of the collateral securing that indebtedness.
      Creditors of each of our subsidiaries, including trade creditors, generally have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the notes. The notes, therefore, are effectively subordinated to the claims of creditors, including trade creditors, of our subsidiaries.
      In addition, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization are effectively subordinated to all existing and future liabilities of that subsidiary.
      As of June 30, 2005, our long-term debt, including current maturities, consisted of approximately $442.6 million. As of June 30, 2005, our subsidiaries had long-term indebtedness, including current maturities, of approximately $142.6 million, excluding intercompany indebtedness.
      In August 2004, we replaced our existing credit facility which was scheduled to expire in February 2005 with a new, four-year credit facility with a syndicate of banks that provides for borrowings of up to $150 million. The amount available under this credit facility may be increased to $250 million at any time upon our agreement with the lenders. This new credit facility bears interest at LIBOR plus 75 — 175 basis points depending on our leverage, and contains financial covenants relative to our level of debt to EBITDA, as defined in the credit facility, fixed charge coverage and book value of assets coverage. As of June 30, 2005, the Company was in compliance with these covenants and there were no outstanding amounts under this facility.
      At June 30, 2005, $134.3 million was outstanding on Cal Dive’s long-term financing for construction of the Q4000. This U.S. government guaranteed financing is pursuant to Title XI of the Merchant Marine Act of 1936 which is administered by the Maritime Administration. This debt is referred to as the “MARAD Debt”. The MARAD Debt is payable in equal semi-annual installments which began in August 2002 and matures 25 years from such date. The MARAD Debt is collateralized by the Q4000, with Cal Dive guaranteeing 50% of the debt, and initially bore interest at a floating rate which approximated AAA Commercial Paper yields plus 20 basis points. As provided for in the MARAD Debt agreements, in September 2005, the Company fixed the interest rate on the debt through the issuance of a 4.93% fixed-rate note with the same maturity date (February 2027). In accordance with the MARAD Debt agreements, Cal Dive is required to comply with certain covenants and restrictions, including the maintenance of minimum net worth, working capital and debt-to-equity requirements. As of June 30, 2005, Cal Dive was in compliance with these covenants.
      In August 2003, Canyon Offshore, Ltd., or “COL” (with a guarantee from Cal Dive) completed a capital lease with a bank refinancing the construction costs of a newbuild 750 horsepower trenching unit and a ROV. COL received proceeds of $12 million for the assets and agreed to pay the bank sixty monthly installment payments of $217,174 (resulting in an implicit interest rate of 3.29%). COL has an option to purchase the assets at the end of the lease term for $1. The proceeds were used to reduce Cal Dive’s revolving credit facility, which had initially funded the construction costs of the assets.
Interest
      The notes bear interest at a rate of 3.25% per year. We will also pay contingent interest on the notes in the circumstances described under “— Contingent Interest” and, if applicable, additional amounts in the circumstances described under “— Registration Rights.” Interest, including contingent interest and additional amounts, if any, shall be payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2005.
      Interest on a note, including contingent interest and additional amounts, if any, will be paid to the person in whose name the note is registered at the close of business on the June 1 or December 1, as the case may be (each, a “record date”), immediately preceding the relevant interest payment date (whether or not such day is a business day); provided, however, that accrued and unpaid interest, including contingent interest and additional amounts, if any, payable upon redemption or repurchase by us will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from March 30, 2005 or from the most recent date to which interest has been paid or duly provided for.
      Upon conversion of a note, a holder will not receive any cash payment of interest (including contingent interest and additional amounts, if any) unless, as described below, such conversion occurs between a record date and the interest payment date to which that record date relates or such conversion occurs during a registration default as described under “— Registration Rights” below. If we deliver shares of common stock upon surrender of a note for conversion, we will not issue fractional shares of common stock. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day immediately prior to the conversion date. Our delivery to a holder of the full amount of cash and shares of common stock, if any, as described below under “— Payment upon Conversion,” together with any cash payment for any fractional share, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest (including contingent interest and additional amounts, if any) to but excluding the conversion date.
      As a result, accrued but unpaid interest (including contingent interest and additional amounts, if any) up to but excluding the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a general discussion of the U.S. federal income tax treatment upon receipt of our common stock upon conversion, see “Material U.S. Federal Income Tax Considerations.”
      Notwithstanding the preceding paragraph, if notes are converted after the close of business on a record date but prior to the opening of business on the interest payment date to which that record date relates, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and additional amounts, if any, payable on the notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest (including contingent interest and additional amounts, if any) payable on the notes so converted on the next succeeding interest payment date; provided that no such payment need be made (1) if we have specified a redemption date or a repurchase date relating to a fundamental change that is after a record date and on or prior to the next interest payment date or (2) to the extent of any overdue interest (and any contingent interest and additional amounts) if any such interest exists at the time of conversion with respect to such note.
Contingent Interest
      Beginning with the period commencing on December 20, 2012 and ending on June 14, 2013, and for each six month period thereafter, we will pay contingent interest on the interest payment date for the applicable interest period if the average trading price (as defined below) of the notes during the five consecutive trading days ending on the third trading day immediately preceding the first day of the applicable interest period (each such trading day during the five trading day period called the “determination date”) equals or exceeds 120% of the principal amount of the notes.
      On any interest payment date when contingent interest is payable, the contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading day reference period.
      We will notify the holders of the notes upon making the determination that they will be entitled to receive contingent interest with respect to any six-month interest period.
      For purposes of this section, the “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5.0 million aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select, provided that if:

•	three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and

•	only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used;
provided further if no bids are received or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes on any date of determination will equal (1) the applicable conversion rate of the notes as of the determination date multiplied by (2) the average last reported sale price (as defined below under “— Conversion Rights — Conversion Upon Satisfaction of Sale Price Condition”) of our common stock on the five trading days ending on the determination date.
      We will appoint a bid solicitation agent and we may change any bid solicitation agent. The bid solicitation agent may not be an affiliate of ours.
      “Trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, then a day during which trading in securities generally occurs on the principal U.S. securities exchange on which our common stock is listed or, if our common stock is not listed on a U.S. national or regional securities exchange, then on the principal other market on which our common stock is then traded or quoted.
Optional Redemption by Cal Dive
      Prior to December 20, 2012, the notes are not redeemable at our option. On or after December 20, 2012, we may redeem the notes for cash in whole or in part at any time for a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest (including contingent interest and additional amounts, if any) up to but excluding the redemption date.
      If the redemption date occurs after a record date and on or prior to an interest payment date, accrued and unpaid interest (including contingent interest and additional amounts, if any) shall be paid on such interest payment date to the record holder on the relevant record date.
      We will provide not less than 30 nor more than 60 days’ notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.
      Once we have called the notes for redemption, notes or portions of notes will be convertible by the holder until the close of business on the business day prior to the redemption date.
      If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of a holder’s notes for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be from the portion selected for redemption.
      We may not redeem the notes if we have failed to pay any interest, including contingent interest and additional amounts on the notes when due and such failure to pay is continuing.

Conversion Rights

General
      Subject to the qualifications and the satisfaction of the conditions and during the periods described below, a holder may convert each of its notes prior to the close of business on the business day immediately preceding stated maturity into cash and shares of our common stock, if any, initially at a conversion rate of 15.5600 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $64.27 per share of common stock based on the issue price per note). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and are subject to adjustment as described below. A holder may convert fewer than all of its notes so long as the notes converted are an integral multiple of $1,000 principal amount. Upon surrender of a note for conversion, we will deliver cash and shares of our common stock, if any, as described below under “— Payment upon Conversion.”
      A holder may convert its notes in whole or in part only in the following circumstances, which are described in more detail below, and to the following extent:

•	upon satisfaction of the sale price condition;

•	once we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions.
      We will notify holders by press release once the notes have become convertible upon any of the foregoing circumstances.
      If we call a holder’s notes for redemption, the holder may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If a holder has already delivered a repurchase election with respect to a note as described under either “— Repurchase of Notes by Cal Dive at Option of Holder” or “— Repurchase of Notes by Cal Dive at Option of Holder upon a Fundamental Change,” it may not surrender that note for conversion until it has withdrawn the repurchase election in accordance with the indenture.
      If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because a holder requests the shares to be issued or delivered to another person, in which case that holder will pay that tax.

Conversion upon Satisfaction of Sale Price Condition
      A holder may surrender its notes for conversion during any fiscal quarter after the fiscal quarter ending March 31, 2005 if the last reported sale price per share of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is more than 120% of the applicable conversion price per share of our common stock on such last trading day. Upon surrender by a holder of its notes for conversion, we will deliver cash and shares of common stock, if any, as described below under “— Payment upon Conversion.”
      The “last reported sale price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by the Nasdaq National Market or, if our common stock is not reported by the Nasdaq National Market, in composite transactions for the principal U.S. national securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three independent nationally recognized investment banking firms selected by us for this purpose.

Conversion upon Notice of Redemption
      If we call any or all of the notes for redemption, a holder may convert any of its notes at any time prior to the close of business on the business day immediately prior to the redemption date. Upon surrender by a holder of its notes for conversion, we will deliver cash and shares of common stock, if any, as described below under “— Payment upon Conversion.”

Conversion upon Specified Corporate Transactions

Certain Distributions
      If we elect to:

•	distribute to all or substantially all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the announcement date of the distribution; or

•	distribute to all or substantially all holders of our common stock, assets (including cash), debt securities or rights or warrants to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the announcement date for such distribution, we must notify holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement that such distribution will not take place. No holder may exercise this right to convert if the holder otherwise could participate in the distribution without conversion. The “ex-dividend” date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer. Upon surrender by a holder of its notes for conversion, we will deliver cash and shares of common stock, if any, as described below under “— Payment upon Conversion.”

Certain Corporate Transactions
      If:

•	a “change of control” occurs pursuant to clause (1) of the definition thereof set forth under “— Repurchase of Notes by Cal Dive at Option of Holder upon a Fundamental Change” below, or

•	a “change of control” occurs pursuant to clause (3) of the definition thereof set forth under “— Repurchase of Notes by Cal Dive at Option of Holder upon a Fundamental Change” below pursuant to which our common stock would be converted into cash, securities or other property, in either case, regardless of whether a holder has the right to put the notes as described under “— Repurchase of Notes by Cal Dive at Option of Holder upon a Fundamental Change,” then a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual effective date of such transaction (or, if such transaction also results in holders having a right to require us to repurchase their notes, until the fundamental change repurchase date). We will notify holders and the trustee at the same time we publicly announce such transaction (but in no event less than 15 days prior to the effective date of such transaction).

      If a holder elects to convert its notes during the period specified above on or prior to December 20, 2012 and 10% or more of the consideration for the common stock in the corporate transaction consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate by the additional shares as described below under “— Conversion Rate Adjustments — Make Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving entity.
      If a transaction described above occurs, a holder can, subject to certain conditions, require us to repurchase all or a portion of its notes as described under “— Repurchase of Notes by Cal Dive at Option of Holder upon a Fundamental Change.”
Conversion Procedures
      To convert a note, a holder must do each of the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.
      The date a holder complies with these requirements is the “conversion date” under the indenture. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. If a holder’s interest is a beneficial interest in a global note, to convert a holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.
      The conversion agent will initially be the trustee. The conversion agent will, on a holder’s behalf, convert the notes into cash and shares of common stock, if any. A holder may obtain copies of the required form of the conversion notice from the conversion agent. Payments of cash and, if shares of common stock are to be delivered, a stock certificate or certificates will be delivered to the holder, or a book-entry transfer through DTC will be made, by the conversion agent for the number of shares of common stock as set forth below under “— Payment upon Conversion.”

Payment upon Conversion
      In connection with any conversion, we will satisfy our obligation to convert the notes (the “conversion obligation”) by delivering to holders in respect of each $1,000 aggregate principal amount of notes being converted a “settlement amount” consisting of:

(1) cash equal to the lesser of $1,000 and the conversion value, and

(2) to the extent the conversion value exceeds $1,000, a number of shares equal to the sum of, for each day of the cash settlement period described below, the greater of (i) zero and (ii) the quotient of (A) 10% of the difference between (x) the product of the conversion rate (plus any additional shares as described under “— Conversion Rights — Conversion Rate Adjustments — Make Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” or, if the notes are converted during a registration default, 103% of such conversion rate and any such additional shares) and the last reported sale price of our common stock for such date, and (y) $1,000, divided by (B) the last reported sale price of our common stock for such day.

      We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the last reported sale price of our common stock on the trading day immediately preceding the conversion date. Upon conversion of a note, a holder will not receive any cash payment of interest (including contingent interest and additional amounts, if any) unless such conversion occurs between a record date and the interest payment date to which that record date relates or as described under “— Registration Rights” below. We will deliver the settlement amount on the third business day following the date the settlement amount is determined.
      The “conversion value” means the product of (1) the conversion rate in effect (plus any additional shares as described under “— Conversion Rights — Conversion Rate Adjustments — Make Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control”) or, if the notes are converted during a registration default, 103% of such conversion rate (and any such additional shares), and (2) the average of the last reported sale prices (as defined above under “— Conversion upon Satisfaction of Sale Price Condition”) of our common stock for the trading days during the cash settlement period.
      The “cash settlement period” with respect to any notes means the 10 consecutive trading days beginning on the second trading day after the conversion date for those notes.
      If a holder tenders notes for conversion and the conversion value is being determined at a time when the notes are convertible into other property in addition to or in lieu of our common stock, the conversion value of each note will be determined based on the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction and the value thereof during the cash settlement period. Settlement of notes tendered for conversion after the effective date will be as set forth above.

Conversion Rate Adjustments
      The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment to all holders of common stock of dividends or other distributions payable in shares of our common stock or our other capital stock.

(2) subdivisions, splits and combinations of our common stock.

(3) the issuance to all holders of our common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period of up to 60 days from the date of issuance of the rights, warrants or options, to subscribe for or purchase common stock at less than the current market price thereof; provided that the applicable conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration.

(4) distributions to all or substantially all holders of our common stock, of shares of capital stock, evidences of indebtedness or other assets, including securities (but excluding rights or warrants listed in (3) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash), in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the current market price of our common stock on the record date fixed for the distribution; and

•	the denominator of which will be the current market price of our common stock on the record date fixed for the distribution minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

If we distribute to holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the last reported sale price of those securities (where such last reported sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the “ex-dividend date” for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

(5) distributions of cash to all or substantially all holders of our common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding-up), in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the current market price of our common stock on the record date fixed for the distribution; and

•	the denominator of which will be (i) the current market price of our common stock on the record date fixed for the distribution minus (ii) the amount per share of such dividend or distribution.

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event the applicable conversion rate will generally be increased by multiplying such conversion rate by a fraction,

•	the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable to our stockholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the expiration of the offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day following the expiration of the tender or exchange offer.

The adjustment referred to in this clause (7) will be made only if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the sale price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.
      In addition to these adjustments, we may in our sole discretion increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our notes resulting from any dividend or distribution of capital stock issuable upon conversion of the notes (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law and Nasdaq listing requirements, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes that determination, it will be conclusive. We will give holders of notes at least 15 days’ prior notice of such an increase in the conversion rate. For a general discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate of the notes, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — Constructive distributions.”
      “Current market price” of our common stock on any day means the average of the last reported sale price of our common stock (as defined above under “— Conversion — Conversion upon Satisfaction of Sale Price Condition”) for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation, subject to adjustment by our board of directors if the related transaction occurs during such 10-day period.
      To the extent that we have a rights plan in effect upon any conversion of the notes into common stock, a holder will receive, in addition to the common stock, the rights under the rights plan, unless, prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as described in clause (4) above. A further adjustment will occur as described in clause (4) above, if such rights become exercisable to purchase different securities, evidences of indebtedness or assets, subject to readjustment in the event of the expiration, termination or redemption of such rights.
      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;
in each case, in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion by a holder of its notes it will be entitled to receive the same type of consideration that it would have been entitled to receive had it owned a number of shares of our common stock equal to the conversion rate immediately prior to any of these events multiplied by the principal amount of the notes converted. The conversion value and the amounts received in settlement of our conversion obligation will be computed as set forth under “— Payment upon Conversion” above and will be determined based on the kind and amount of shares of stock, securities or other property (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction.

      The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest and additional amounts, if any.
      Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment to the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1.0% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1.0% will be carried forward and be made on the first to occur of (i) any subsequent adjustment, (ii) the first day of the next calendar year and (iii) any conversion of the notes.

Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control
      If the effective date or anticipated effective date of certain corporate transactions as described under “— Conversion upon Specified Corporate Transactions — Certain Corporate Transactions” occurs on or prior to December 20, 2012 and 10% or more of the consideration for our common stock in the corporate transaction consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below. We will notify holders, at least 20 days prior to the anticipated effective date of such corporate transaction and whether we elect to increase the conversion rate as described below or to modify the conversion obligation as described below.
      The number of additional shares will be determined by reference to the table below, based on the date on which the corporate transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the corporate transaction. If holders of our common stock receive only cash in the corporate transaction, the stock price will be the cash amount paid per share.
Otherwise, the stock price will be the average of the last reported sale prices (as defined under “— Conversion upon Satisfaction of Sale Price Condition” above) of our common stock on the five trading days immediately prior to but not including the effective date of the corporate transaction.
      The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “— Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

      The following table sets forth the hypothetical stock price, effective date and number of additional shares per $1,000 principal amount of notes:

	Stock Price

Effective Date	$45.00	$45.10	$50.00	$55.00	$61.00	$67.00	$74.00	$82.00	$91.00	$101.00	$112.00	$124.00	$135.00	$150.00
December 15, 2005	0.00	6.61	5.63	4.71	3.88	3.25	2.71	2.24	1.85	1.53	1.28	1.07	0.92	0.76
December 15, 2006	0.00	6.61	5.43	4.50	3.66	3.04	2.48	2.02	1.65	1.35	1.10	0.92	0.79	0.65
December 15, 2007	0.00	6.52	5.24	4.26	3.40	2.75	2.21	1.76	1.41	1.13	0.92	0.76	0.65	0.54
December 15, 2008	0.00	6.39	5.01	3.98	3.08	2.43	1.89	1.46	1.13	0.89	0.71	0.58	0.49	0.40
December 15, 2009	0.00	6.33	4.85	3.75	2.77	2.05	1.53	1.10	0.80	0.60	0.47	0.37	0.32	0.26
December 15, 2010	0.00	6.29	4.64	3.40	2.37	1.64	1.09	0.70	0.44	0.28	0.20	0.16	0.13	0.11
December 15, 2011	0.00	6.24	4.54	3.04	1.73	0.88	0.32	0.03	0.00	0.00	0.00	0.00	0.00	0.00
December 20, 2012	0.00	6.04	4.40	2.99	1.65	0.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
      The hypothetical stock prices and additional share amounts set forth above are based upon a common stock price of $45.10 at March 23, 2005 and an initial conversion price of $64.27. The maximum amount of additional shares is 6.61 per $1,000 principal amount of notes, subject to adjustment in the same manner as in the conversion rate as set forth under “— Conversion Rate Adjustments.”
      Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 22.1729 per $1,000 principal amount of notes subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
      The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is in excess of $150.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $45.10 per share (subject to adjustment), no additional shares will be added to the conversion rate.
      Our obligation to adjust the conversion rate in connection with specified corporate transactions could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.
      Notwithstanding the foregoing, if a holder converts its notes in connection with a corporate transaction for which the conversion rate would be increased by a number of additional shares as described above, in the case of a public acquirer change of control (as defined below), we may, at our option and in lieu of increasing the conversion rate by such number of additional shares, adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of the conditions to conversion described under “— Conversion Rights” above and the settlement procedures described under “— Conversion Procedures — Payment upon Conversion”) into a number of shares of public acquirer common stock (as defined below).

      The conversion rate following the effective date of such transaction will be a number of shares of such public acquirer common stock equal to the product of:

•	the conversion rate in effect immediately prior to the effective date of such transaction, times

•	the average of the quotients obtained, for each trading day in the 10 consecutive trading day period ending on the trading day immediately preceding the effective date of such public acquirer change of control (the “valuation period”), of:

(i) the “acquisition value” (as defined below) of our common stock on each such trading day in the valuation period, divided by

(ii) the last reported sale price of the public acquirer common stock on each such trading day in the valuation period.
      The “acquisition value” of our common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our common stock in connection with such public acquirer change of control, as follows:

•	for any cash, 100% of the face amount of such cash;

•	for any public acquirer common stock, 100% of the last reported sale price of such common stock on such trading day; and

•	for any other securities, assets or property, 102% of the fair market value of such security, asset or property on such trading day, as determined by two independent nationally recognized investment banks selected by us for this purpose.
      A “public acquirer change of control” means any event constituting a corporate transaction as described under “— Conversion Upon Specific Corporate Transactions — Certain Corporate Transactions” that would otherwise obligate us to increase the conversion rate as described above under “— Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” and the acquirer, the person formed by or surviving the merger or consolidation or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer’s or person’s capital stock that are entitled to vote generally in the election of directors has a class of common stock traded on a U.S. national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System or which will be so traded or quoted when issued or exchanged in connection with such fundamental change; provided that if there is more than one of such entity, the relevant entity will be such entity with the most direct beneficial ownership to such acquirer’s or person’s capital stock. We refer to such acquirer’s, person’s or other entity’s class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq or which will be so traded or quoted when issued or exchange in connection with such transaction as the “public acquirer common stock.”
      Upon a public acquirer change of control, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “— Conversion Rights” above) at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to the increased conversion rate described under “— Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” above. We are required to notify holders of our election in our notice to holders of such transaction. As described under “— Conversion Rights — Conversion upon Specified Corporate Transactions,” holders may convert their notes upon a public acquirer change of control during the period specified therein. In addition, a holder can also, subject to certain conditions, require us to repurchase all or a portion of its notes as described under “— Repurchase of Notes by Cal Dive at Option of Holder upon a Fundamental Change.”

Repurchase of Notes by Cal Dive at Option of Holder
      On December 15, 2012, December 15, 2015 and December 15, 2020 (each, a “repurchase date”), any holder may require us to repurchase for cash any outstanding notes for which that holder has properly delivered and not withdrawn a written repurchase notice. The repurchase price will equal 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, to, but not including, the repurchase date. If the repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest (including additional amounts, if any) to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price.
      A holder may submit a repurchase notice to the paying agent (which will initially be the trustee) at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date.
      Any repurchase notice given by a holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

•	if definitive notes have been issued, the certificate numbers of the holders’ notes to be delivered for repurchase (or, if the notes are not issued in definitive form, the notice of repurchase must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes.
      A holder may withdraw its repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•	the principal amount of notes being withdrawn;

•	if definitive notes have been issued, the certificate numbers of the notes being withdrawn (or, if the notes are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures); and

•	the principal amount of the notes, if any, that remain subject to the repurchase notice.
      In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.
      Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder effecting book-entry transfer of the notes or delivering definitive notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the business day following the repurchase date and the time of book-entry transfer or delivery of definitive notes, together with such endorsements.
      If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been delivered and not validly withdrawn in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest and additional amounts, if any, on the notes will cease to accrue, whether or not the notes are transferred by book entry or delivered to the paying agent. Thereafter, all of the holder’s other rights shall terminate, other than the right to receive the repurchase price upon book-entry transfer of the notes or delivery of the notes. Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, through the terms of our then existing borrowing arrangements or otherwise.
Repurchase of Notes by Cal Dive at Option of Holder upon a Fundamental Change
      If a fundamental change, as defined below, occurs, each holder will have the right on the fundamental change repurchase date to require us to repurchase for cash all of its notes not previously called for redemption, or any portion of those notes that is equal to $1,000 in principal amount or integral multiples thereof, at a fundamental change repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, on the notes to but not including the fundamental change repurchase date. If the fundamental change repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest (including additional amounts, if any) to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price.
      Within 15 days after the occurrence of a fundamental change, we are required to give notice to each holder and the trustee of such occurrence and of each holder’s resulting repurchase right and the procedures that each holder must follow to require us to repurchase its notes as described below. The fundamental change repurchase date specified by us will be 30 days after the date on which we give this notice.
      The fundamental change repurchase notice given by a holder electing to require us to repurchase its notes shall be given so as to be received by the paying agent no later than the close of business on the fundamental change repurchase date and must state:

•	if certificated notes have been issued, the certificate numbers of the holder’s notes to be delivered for repurchase (or, if the notes are not issued in certificated form, the fundamental change repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the indenture.
      A holder may withdraw its fundamental change repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount at maturity of notes being withdrawn;

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn (or, if the notes are not issued in certificated form, the notice of withdrawal must comply with appropriate DTC procedures); and

•	the principal amount of the notes, if any, that remain subject to the fundamental change repurchase notice.
      A “fundamental change” will be deemed to have occurred upon a change of control of Cal Dive or a termination of trading of our common stock.
      A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

(1) a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act, other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our common stock entitled to vote generally in the election of directors; or

(2) the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

(3) a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction:

(i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(ii) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor person immediately after giving effect to such issuance; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation; or

•	any consolidation or merger with or into any of our subsidiaries, so long as such merger or consolidation is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with any other person.
      A “continuing director” means a director who either was a member of our board of directors on December 31, 2004 or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our shareholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.
      The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, a holder’s ability to require us to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.
      Notwithstanding the foregoing, a holder will not have the right to require us to repurchase its notes upon a change of control described in clause (3) above if 90% or more of the consideration in the transaction or transactions consists of shares of common stock traded or to be traded immediately following a change of control on a U.S. national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the notes become convertible into that common stock (and any rights attached thereto).
      A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market.
      Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent required at that time.
      If the paying agent holds money sufficient to pay the fundamental change repurchase price of the notes which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those notes will cease to be outstanding and interest and additional amounts, if any, on the notes will cease to accrue, whether or not the notes are transferred by book entry or delivered to the paying agent. Thereafter, all other rights of the holders shall terminate, other than the right to receive the fundamental change repurchase price upon book-entry transfer of the notes or delivery of the notes.
      The term “fundamental change” is limited to specified transactions and does not include other events that might adversely affect our financial condition or business operations. The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.
      Our ability to repurchase notes for cash upon the occurrence of a fundamental change is subject to important limitations. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise.
      The fundamental change purchase feature of the notes may in certain circumstances make it more difficult or discourage a takeover of our company. The fundamental change purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.
      Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the notes.
Merger or Sale of Assets
      The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all our assets to another person, unless:

•	the resulting, surviving or transferee person (the “successor company”) and, if the conversion obligation relates to public acquirer common stock that is not issued by such successor company, such public acquirer, will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the successor company (if not us) and the public acquirer, as applicable, will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the notes and the indenture;

•	immediately after giving effect to such transaction (and treating any indebtedness which becomes an obligation of the successor company as a result of such transaction as having been incurred by the successor company at the time of such transaction), no default under the indenture shall have occurred and be continuing;

•	we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture; and

•	we shall have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such transaction and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the transaction had not occurred.
      The successor company will succeed to, and be substituted for, and may exercise every right and power of, us under the indenture, but in the case of a conveyance, transfer or lease of all or substantially all our assets, we will not be released from the obligation to pay the principal of and interest on the notes.
Events of Default; Notice and Waiver
      The following constitute defaults under the indenture, subject to any additional limitations and qualifications included in the indenture:

•	a default in the payment of principal of the notes when due at maturity, upon redemption, upon repurchase or otherwise;

•	a default in the payment of any interest, including contingent interest and additional amounts, if any, on the notes when due and such failure continues for a period of 30 days past the applicable due date;

•	we fail to provide notice of the occurrence of a fundamental change as required by the indenture;

•	a default in our obligation to deliver the settlement amount upon conversion of the notes, together with cash in lieu thereof in respect of any fractional shares, upon conversion of any notes and such default continues for a period of 5 days or more;

•	the failure by us to comply with our obligation to repurchase the notes at the option of a holder upon a fundamental change as required by the indenture or on any other repurchase date;

•	default in our obligation to redeem the notes after we have exercised our option to redeem;

•	the failure by us to perform or observe any of our other covenants or warranties in the indenture or in the notes for 60 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes has been received by us;

•	a failure to pay when due at maturity or a default that results in the acceleration of any indebtedness for borrowed money of us or our subsidiaries (other than indebtedness that is non-recourse to us or any of our subsidiaries) in an aggregate amount of $15.0 million or more, unless such failure is cured or such acceleration is rescinded, stayed or annulled within 30 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes has been received by us; and

•	certain events involving us or one of our subsidiary’s bankruptcy, insolvency or reorganization.
      The foregoing will constitute events of default whatever the reason for any such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.
      If a default under the indenture occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the notes notice of the default within 90 days after it occurs. The trustee may withhold notice to the holders of the notes of a default, except defaults in non-payment of principal or interest (including contingent interest or additional amounts, if any) on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.
      If an event of default (other than an event of default relating to certain events of bankruptcy, insolvency or reorganization of us) occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us, the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the notes will automatically become immediately due and payable. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind such acceleration with respect to the notes and, as is discussed below, waive these past defaults.
      The holders of a majority in principal amount of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee or of exercising any trust or power conferred on the trustee, subject to limitations specified in the indenture. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of the notes or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
      The holders of a majority in principal amount of outstanding notes may waive any past defaults under the indenture, except a default due to the non-payment of principal or interest, including contingent interest or additional amounts, if any, a failure to convert any notes into common stock, a default arising from our failure to redeem or repurchase any notes when required pursuant to the terms of the indenture or a default in respect of any covenant that cannot be amended without the consent of each holder affected.
      No holder of the notes may pursue any remedy under the indenture, except in the case of a default due to the non-payment of principal or interest, including contingent interest or additional amounts, if any, on the notes, unless:

•	the holder has given the trustee written notice of a default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of outstanding notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.
      The indenture requires us (i) every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any default, and (ii) to deliver to the trustee prompt notice of any default.
      A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our existing borrowing arrangements.
Legal Defeasance and Covenant Defeasance
      The notes are not subject to any defeasance provisions under the indenture.
Amendment and Modification
      The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected by such modification or amendment if it would:

•	reduce the principal amount of or change the stated maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest or additional amounts, if any, on any note;

•	reduce any amount payable upon redemption or repurchase of any note (including upon the occurrence of a fundamental change) or change the time at which or circumstances under which the notes may or shall be redeemed or repurchased;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of common shares or any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, amend or modify certain of the provisions of the indenture relating to amendment or modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any amendment or modification of the indenture.
      We and the trustee may modify certain provisions of the indenture without the consent of the holders of the notes, including to:

•	add guarantees with respect to the notes or secure the notes;

•	remove guarantees as provided in the indenture;

•	evidence the assumption of our obligations by a successor person under the provisions of the indenture relating to consolidations, mergers and sales of assets;

•	surrender any of our rights or powers under the indenture;

•	add covenants or events of default for the benefit of the holders of notes;

•	cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not materially adversely affect the interests of holders;

•	modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect;

•	establish the forms or terms of the notes;

•	evidence the acceptance of appointment by a successor trustee;

•	provide for uncertificated notes in addition to or in place of certificated notes; provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code of 1986;

•	conform, as necessary, the indenture and the form or terms of the notes, to the “Description of Notes” as set forth in this prospectus; and

•	make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.
Calculations in Respect of Notes
      We will be responsible for making all calculations called for under the notes, unless otherwise set forth above. These calculations include, but are not limited to, determinations of the market prices of our common stock, the amount of accrued interest (including contingent interest and additional amounts, if any) payable on the notes and the conversion price of the notes. We will make all these calculations in good faith, and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.
Trustee, Paying Agent and Conversion Agent
      We have appointed JPMorgan Chase Bank, National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.
Notices
      Except as otherwise described herein, notices to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of mailing.
Governing Law
      The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.
Form, Denomination, Exchange, Registration and Transfer
      The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be the Corporate Trust Office of the trustee in The City of New York.
Payment and Paying Agent
      We will maintain an office or agent in the Borough of Manhattan, The City of New York, where we will pay the principal on the notes and a holder may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest on any notes represented by the registered certificated securities referred to below by check mailed to a holder’s address as it appears in the note register, provided that if a holder has an aggregate principal amount of notes in excess of $2.0 million, it will be paid, at such holder’s written election, by wire transfer in immediately available funds.
      Payments on the notes represented by the global note referred to below will be made to The Depository Trust Company, New York, New York, which is referred to herein as DTC, or its nominee, as the case may be, as the registered owner thereof, in immediately available funds. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments. Transfers between participants in DTC will be effected in accordance with DTC’s rules and will be settled in immediately available funds.

Book-Entry Delivery and Settlement
      We issued the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes have been deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.
      DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.
      We are providing the following descriptions of the operations and procedures of DTC to the holders solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of us, the initial purchasers nor the trustee takes any responsibility for these operations or procedures, and each holder is urged to contact DTC or its participants directly to discuss these matters.
      We expect that under procedures established by DTC:

•	Upon deposit of the global notes with DTC or its custodian, DTC credited on its internal system the accounts of direct participants designated by the initial purchasers with portions of the principal amounts of the global notes.

•	Ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.
      The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.
      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.
      Notes represented by a global note will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.
      Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.
Registration Rights
      We have entered into a registration rights agreement with the initial purchasers pursuant to which we have agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes that we will, at our cost, use reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earliest of:

•	the date when the holders of notes and holders of the shares of common stock issuable upon conversion of the notes are able to sell such notes and such shares immediately without restriction pursuant to Rule 144(k) under the Securities Act; and

•	the date when all of the notes and the common stock issuable upon conversion thereof have been sold either pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force or the notes and the shares of common stock issuable upon conversion of the notes cease to be outstanding.
      We may suspend the effectiveness of the shelf registration statement or the use of this prospectus during specified periods under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period may not exceed an aggregate of:

•	45 days in any 90-day period; or

•	90 days in any 360-day period.
      We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of such a suspension. Each holder, by its acceptance of the notes, agrees to hold in confidence any communication by us in response to a notice of a proposed sale.
      Each of the following is a registration default:

•	we do not, through our omission, name a holder as a selling stockholder in the prospectus or file a post-effective amendment within the required time periods as described below; or

•	any post-effective amendment required to be filed as described below has not been declared effective prior to the 60th day following the date such post-effective amendment is required to be filed; or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or is not usable and (1) we do not cure the registration statement within 10 business days by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act (other than in the case of a suspension period described in the preceding paragraph), (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th day or

(3) a suspension period, when aggregated with other suspension periods during the prior 360-day period, continues, unterminated, for more than 90 days.

      If a registration default occurs, predetermined “additional amounts” will accrue on the notes that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. The additional amounts will be paid to those entitled to interest payments on such dates semiannually in arrears on each June 15 and December 15 and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a note to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a note from and after the 91st day following such registration default.
      In no event will additional amounts exceed 0.50% per year. If a holder converts some or all of its notes into common stock when there exists a registration default with respect to the common stock, the holder will not be entitled to receive additional amounts on such common stock, and we will instead adjust the conversion rate as described under “— Conversion Rights — General.” In addition, such holder will receive, on the settlement date for any notes submitted for conversion during a registration default, accrued and unpaid additional amounts to the conversion date relating to such settlement date. If a registration default with respect to the common stock occurs after a holder has converted its notes into common stock, such holder will not be entitled to any compensation with respect to such common stock.
      A holder who elects to sell securities pursuant to the shelf registration statement will:

•	be required to be named as a selling security holder in the related prospectus;

•	be required to deliver a prospectus to purchasers;

•	be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.
      Under the registration rights agreement we have agreed to:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder with copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the notes and common stock issued upon conversion of the notes in accordance with the terms and conditions of the registration rights agreement.
      The plan of distribution contained in this prospectus permits resales of registrable securities by selling security holders through brokers and dealers.

DESCRIPTION OF CAPITAL STOCK
      At September 30, 2005, there were 38,867,202 shares of our common stock issued and outstanding. All issued and outstanding shares of our common stock are fully paid, validly issued, and non-assessable. There are currently 55,000 shares of preferred stock issued and outstanding.
      This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and by-laws, which are incorporated by reference into this prospectus and which are included as exhibits to our quarterly report on Form 10-Q for the quarter ended June 30, 2005 (as amended by Form 10-Q/A).
Common Stock
      Cal Dive is authorized to issue 120,000,000 shares of common stock, no par value per share.
      Subject to any preferences, limitations and relative rights that may be fixed for any series of preferred stock that may be created by the board of directors from time to time, the holders of common stock of Cal Dive are entitled, among other things, (1) to share ratably in dividends if, when and as declared by the board of directors out of funds legally available therefor, (2) to one vote per share on all matters voted on by the shareholders, and (3) in the event of liquidation, to share ratably in the distribution of assets remaining after payment of debts, expenses and the liquidation preference of any outstanding preferred stock. Holders of shares of common stock have no cumulative voting rights or preemptive rights to subscribe for or purchase any additional shares of capital stock issued by Cal Dive. Our common stock is not convertible or redeemable and there are no sinking fund provisions therefor.
Preferred Stock
      Our board of directors, without any action by our shareholders, is authorized to issue up to 5,000,000 shares of preferred stock, $.01 par value, in one or more series, and to determine the rights and preferences of each such series. In January 2003, we issued 30,000 shares of Series A Cumulative Convertible Preferred Stock to Fletcher International, Ltd., or Fletcher, under the First Amended and Restated Agreement dated January 17, 2003, effective as of December 31, 2002, between us and Fletcher. We subsequently issued 25,000 shares of Series B Cumulative Convertible Preferred Stock to Fletcher under the terms of that same agreement. Both of these series of preferred stock are convertible into shares of our common stock on the terms and conditions described in the certificates of rights and preferences for these shares which have been included as exhibits to our annual report on Form 10-K for fiscal year 2004, which has been incorporated herein by reference. These preferred shares have a minimum annual dividend rate of 4%, subject to adjustment, payable quarterly in cash or shares of common stock at our option. Beginning January 2005, the holder may redeem the value of its investment in these shares, to be settled in common stock at the then prevailing market price or cash, at our discretion. If we are unable to deliver common shares which have been registered with the Securities and Exchange Commission, we are required to redeem the preferred shares in cash. You can find a more complete discussion of the rights and preferences of these series of preferred stock in the certificates of rights and preferences which have been included as exhibits to our annual report on Form 10-K for fiscal year 2004, which has been incorporated herein by reference.
      See also “Certain Anti-takeover Provisions” under the heading “Purposes and Effects of Certain Provisions of our Articles of Incorporation and By-laws” below for a discussion on the effect that the issuance of preferred stock might have on attempts to take over Cal Dive.
Purposes and Effects of Certain Provisions of our Articles of Incorporation and By-laws
      Our articles of incorporation and by-laws contain a number of provisions that could make the acquisition of Cal Dive by means of a tender or exchange offer, a proxy contest or otherwise more difficult. The description of those provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the articles of incorporation and the by-

laws, which are included as exhibits to our quarterly report on Form 10-Q for the quarter ended June 30, 2005 (as amended by Form 10-Q/A), which is incorporated by reference into this prospectus.

Classified Board of Directors; Removal of Directors
      Our directors are currently divided into three classes, only one class of which is subject to re-election in any given year. The classification of directors have the effect of making it more difficult for shareholders to change the composition of the board of directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the board of directors. Such a delay may help ensure that our directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions will apply to every election of directors, regardless of whether a change in the composition of the board of directors would be beneficial to us and our shareholders and whether a majority of our shareholders believes that such a change would be desirable.
      Our articles of incorporation provide that our directors may only be removed by the affirmative vote of the holders of 68% of the voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, or Voting Stock.
      The classification provisions of our charter could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of Cal Dive, even though such an attempt might be beneficial to us and our shareholders. These provisions could thus increase the likelihood that incumbent directors will retain their positions. In addition, the classification provisions may discourage accumulations of large blocks of our common stock that are effected for purposes of changing the composition of the board of directors. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than might otherwise be the case.

Preferred Stock
      Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including:

•	the designation of the series;

•	the number of shares of the series, which number the board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Cal Dive;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Cal Dive or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all of the terms and conditions upon which such conversion may be made;

•	restrictions, if any, on the issuance of shares of the same series or of any other class or series; and

•	voting rights, if any, of the shareholder of such series, which may include the right of such shareholders to vote separately as a class on any matter.
      We believe that the ability of the board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our shareholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
      Although the board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that, depending on the terms of such series, might impede the completion of a proxy contest, merger, tender or exchange offer or other attempt to obtain control of Cal Dive. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of Cal Dive and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be otherwise able to change the composition of the board of directors, including a tender or exchange offer or other transaction that some, or a majority of our shareholders, might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

No Shareholder Action by Written Consent; Special Meetings
      Our articles of incorporation and by-laws provide that shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The by-laws provide that special meetings of shareholders can be called only upon a written request by the chief executive officer or a majority of the members of the board of directors. Shareholders are not permitted to call a special meeting or to require that the board of directors call a special meeting.
      The provisions of our articles of incorporation and by-laws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal, including a shareholder proposal that a majority of shareholders believes to be in the best interest of Cal Dive, until the next annual meeting unless a special meeting is called. These provisions would also prevent the holders of a majority of the Voting Stock from unilaterally using written consents to take shareholder action. Moreover, a shareholder can not force shareholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of shareholders prior to the time a majority of the board of directors believes such consideration to be appropriate.

Amendment of Certain Provisions of the Articles of Incorporation and By-laws
      Under the Minnesota Business Corporation Act, or the MBCA, our shareholders have the right to adopt, amend or repeal our by-laws and, with the approval of the board of directors, our articles of incorporation. Our articles of incorporation provide that the affirmative vote of the holders of at least 80% of then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the articles of incorporation or by-laws, is required to amend provisions of our articles of incorporation or by-laws relating to:

•	the prohibition of shareholder action without a meeting;

•	the prohibition of shareholders calling a special meeting;

•	the number, election and term of our directors;

•	the removal of directors; and

•	fixing a quorum for meetings of shareholders.
      Our articles of incorporation provide that the affirmative vote of the holders of at least 90% of the then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the articles of incorporation or the by-laws, is required to amend provisions of our articles of incorporation relating to the Minnesota Control Share Acquisition Act (Section 302A.671 of the MBCA) or the Minnesota Business Combinations Act (Section 302A.673 of the MBCA).
      The vote of holders of a majority of the outstanding shares of Voting Stock is required to amend all other provisions of our articles of incorporation. Our by-laws further provide that the by-laws may be amended by the board of directors. These super-majority voting requirements will have the effect of making more difficult any amendment by shareholders of the by-laws or of any of the provisions that may be in their best interests.
Certain Anti-Takeover Legislation
      As a public corporation, we are governed by the provisions of Section 302A.673 of the MBCA. This anti-takeover provision may operate to deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our common stock. Section 302A.673 prohibits a public corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by a committee of all of the disinterested members of the board of directors before the interested shareholder’s share acquisition date. A “business combination” includes mergers, asset sales and other transaction. An “interested shareholder” is a person who is the beneficial owner of 10% or more of the corporation’s Voting Stock.
Transfer Agent and Registrar
      Wells Fargo Bank Minnesota, N.A. acts as transfer agent and registrar for our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a discussion of the material U.S. federal income tax consequences, as of the date of this prospectus, of the purchase, ownership, and disposition of the notes and, where noted, the common stock into which the notes may be converted. This discussion only applies to holders who purchase the notes on original issue at their issue price (as defined below) and hold the notes as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to holders of the notes; or

•	any state, local or foreign tax consequences.
      If a partnership or other entity classified as a partnership for U.S. federal tax purposes holds the notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.
      This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, and Treasury regulations thereunder, published rulings and judicial decisions as of the date of this prospectus. Those authorities are subject to change, possibly retroactively.
      This discussion is provided for general information only and does not constitute legal advice to any potential purchaser of notes. Additionally, this discussion cannot be used by any holder for the purpose of avoiding penalties that may be imposed on such holder. If you are considering the purchase of the notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and our common stock in light of your particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction. You should also consult with your tax advisors concerning any possible enactment of legislation that would affect your investment in the notes in your particular circumstances.
Classification of the Notes
      Under the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to the “noncontingent bond method” for accruing interest as set forth in the applicable Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below. Pursuant to the terms of the indenture, we and every holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the Contingent Debt Regulations to the notes, including our determination of the projected payment schedule (as described below) and the comparable yield (as described below), which is the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes.

      No statutory, administrative or judicial authority directly addresses the treatment of all aspects of the notes or instruments identical to the notes for U.S. federal income tax purposes. The Internal Revenue Service (“IRS”) has issued a revenue ruling addressing the U.S. federal income tax classification and treatment of instruments similar, although not identical, to the notes, and concluded that the instruments addressed in that published guidance were subject to the Contingent Debt Regulations. In addition, the IRS clarified various aspects of the potential applicability of certain other provisions of the Code to the instruments addressed in that published guidance. However, the ruling is limited to its particular facts, and the proper application of the Contingent Debt Regulations to the notes is uncertain in a number of respects. We have not sought, and do not intend to seek, any private letter rulings from the IRS with respect to any of the tax consequences discussed below. As such, no assurance can be given that the IRS or a court will agree with the treatment of the notes described herein. A different treatment of the notes upon a successful challenge by the IRS or a change in law could significantly affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, holders are urged to consult their tax advisors regarding the tax treatment of holding and disposing of the notes in their particular circumstances.
      The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the Contingent Debt Regulations and does not address any possible differing treatments of the notes.
U.S. Holders
      The following summarizes the material U.S. federal income tax consequences to U.S. holders of the purchase, ownership, and disposition of notes and the common stock into which the notes may be converted. For purposes of this discussion, a U.S. holder is a beneficial owner of notes who or that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
      As discussed more fully below, the effects of applying the noncontingent bond method will be (1) to require each U.S. holder, regardless of such holder’s regular method of tax accounting, to use an accrual method with respect to the interest income on the notes, (2) to require each U.S. holder to accrue interest income in excess of interest payments, including any contingent interest payments, actually received, and (3) to result in ordinary, rather than capital, treatment of any gain and to some extent loss on the sale, exchange, conversion, repurchase or redemption of the notes.

Accrual of Interest
      Under the Contingent Debt Regulations, a U.S. holder will be required to accrue interest income in each year, regardless of its regular method of tax accounting, on a constant yield to maturity basis based on the “comparable yield” of the notes, which we are required to determine. Under this method, a U.S. holder will be required to accrue an amount of interest income for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period, and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. holder held the notes.
      The “adjusted issue price” of the notes will be their “issue price” (which is the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), increased by any interest previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments scheduled to have been previously made with respect to the notes without regard to the actual amounts paid.
      The “comparable yield” of the notes generally will be the rate, as of the initial issue date, at which we could have issued a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes, including the level of subordination, term, timing of payments and general market conditions. We have determined that the comparable yield of the notes is an annual rate of 7.045% compounded semi-annually.
      We are required to make available to each U.S. holder the comparable yield and, solely for U.S. federal income tax purposes, a projected payment schedule that includes the stated interest payments on the notes, and estimates the amount and timing of contingent interest payments and payment upon maturity on the notes, taking into account the fair market value of the common stock and cash that might be paid upon a conversion of the notes. U.S. holders may obtain the projected payment schedule by submitting a written request for it to us at the address set forth above in “Summary.” By purchasing the notes, holders agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule.
      The comparable yield and the projected payment schedule are provided by us solely for the determination of a U.S. holder’s interest and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the amounts that such U.S. holder will actually receive as a result of owning the notes. Additionally, it is possible that the IRS could challenge our determination of the comparable yield and projected payment schedule. The yield, if redetermined as a result of such a challenge, could be greater or less than the comparable yield provided by us, and the projected payment schedule could differ materially from the projected payment schedule we have provided. In such case, the taxable income of a U.S. holder arising from the ownership, sale, exchange, conversion, repurchase or redemption of a note could be increased or decreased.

Adjustments to interest accruals on the notes
      If the actual contingent payments made on the notes for any year differ from the projected contingent payments for that year, an adjustment for the difference will be made to taxable income for that year. If, for any year a U.S. holder receives actual payments with respect to the notes that in the aggregate exceed the total amount of projected payments for that year, the U.S. holder will incur a net positive adjustment equal to the amount of such excess. The net positive adjustment will be treated as additional interest income for that year. For these purposes, the payments for a year include the fair market value of property received for that year, including shares of our common stock issued upon conversion of the notes.
      If a U.S. holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that year, the U.S. holder will incur a net negative adjustment equal to the amount of the deficit. A net negative adjustment will:

•	first, reduce the amount of interest in respect of the note required to be accrued for the current taxable year;

•	second, any excess net negative adjustment will be treated as ordinary loss to the extent of the U.S. holder’s total prior interest inclusions with respect to the notes (which includes any prior net positive adjustments), reduced to the extent such interest was offset by prior net negative adjustments treated as ordinary loss; and

•	third, any excess net negative adjustments will be carried forward to reduce future interest income in one or more succeeding taxable years in respect of the notes, and, if there is a negative adjustment carryforward on the notes in a taxable year in which the notes are sold, converted, exchanged, repurchased or redeemed will be treated as a reduction in the amount realized on the sale, conversion, exchange, repurchase or redemption of the notes.
      A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

Sale, exchange, conversion, repurchase or redemption
      Upon the sale, exchange, conversion, repurchase, or redemption of the notes, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, conversion, repurchase, or redemption and such U.S. holder’s adjusted tax basis in the notes. A U.S. holder’s amount realized will equal the amount of cash plus the fair market value of any other property received (including the fair market value of our common stock received, if any), reduced by any net negative adjustment carryforward not otherwise utilized. A U.S. holder’s adjusted tax basis in its notes will generally be equal to the price paid for the notes, increased by any interest income previously accrued by the U.S. holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments previously scheduled to be made on the notes, without regard to the actual amounts paid.
      A U.S. holder generally will treat any recognized gain as interest income, and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations. A U.S. holder who sells its notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Constructive distributions
      The conversion rate of the notes will be adjusted in certain circumstances. (See “Description of the Notes — Conversion Procedures — Conversion Rate Adjustments” above). Adjustments that are considered to have the effect of increasing the proportionate interest of a U.S. holder of a note in our assets or earnings may result in a deemed distribution to the U.S. holder, even though the U.S. holder has not received any cash or property as a result of such adjustments. In certain circumstances, the failure to make an adjustment to the conversion rate may result in a taxable distribution to U.S. holders of our common stock. Any deemed distributions will be taxed in the same manner as an actual distribution (see “— U.S. Holders — Distributions” below), but may not be eligible for the reduced rates of tax applicable to the receipt of dividend income by non-corporate U.S. holders or the dividends-received deduction.

Common Stock
      A U.S. holder’s tax basis in our common stock received upon conversion of the notes will equal the then current fair market value of the common stock. A U.S. holder’s holding period for our common stock received will commence on the day immediately following the date of conversion.

Distributions
      Distributions, if any, to U.S. holders with respect to the common stock will generally be treated as dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. The amount of any distribution in excess of our current and accumulated earnings and profits will first be applied to reduce the U.S. holder’s tax basis in the common stock, and any amount in excess of such U.S. holder’s tax basis will be treated as gain from the sale or exchange of the U.S. holder’s common stock. Any such dividend may be eligible for the dividends-received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends-received deduction. Dividends received by noncorporate U.S. holders may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. holders should consult their own tax advisors regarding their qualification for the dividends-received deduction and the lower rates on dividends.

Dispositions
      Upon a disposition of common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. holder’s adjusted tax basis in the common stock, and such gain or loss will be long-term capital gain or loss if the U.S. holder held the common stock for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder who sells its notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.
Non-U.S. Holders
      The following summarizes the material U.S. federal income tax consequences to non-U.S. holders of the purchase, ownership, and disposition of notes and the common stock into which the notes may be converted. For purposes of this discussion, the term “non-U.S.” holder means a beneficial owner of the notes that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.
      Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax or, in certain circumstances, former citizens or residents of the United States. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances. As discussed above with respect to U.S. holders, by purchasing the notes, non-U.S. holders agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule.

Payments with respect to the notes
      Any payment to a non-U.S. holder of principal or interest on the notes, including amounts taken into income under the accrual rules described above under “— U.S. Holders,” will be exempt from U.S. federal income and withholding tax, provided that:

•	such payment is not effectively connected with the conduct by such non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation within the meaning of the Code that is directly or indirectly related to us through stock ownership; and

•	(a) the non-U.S. holder provides its name and address and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an IRS Form W-8BEN (or other applicable form)), or (b) the non-U.S. holder holds its notes through certain foreign intermediaries and it satisfies the certification requirements of applicable Treasury regulations.
      If a non-U.S. holder cannot satisfy the requirements described above, payments of interest (including amounts taken into income under the accrual rules described above under “— U.S. Holders”) and any gain treated as ordinary income realized on the sale, exchange, conversion, redemption, repurchase or other disposition of the notes will be subject to the 30% U.S. federal withholding tax unless the non-U.S. holder provides us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding tax under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with its conduct of a U.S. trade or business.

      With respect to the fourth bullet point above, special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Non-U.S. holders should consult their tax advisors regarding the certification requirements for non-U.S. holders.
      If a non-U.S. holder is engaged in a trade or business in the United States and interest (including amounts taken into income under the accrual rules described above under “— U.S. Holders”) on the notes is effectively connected with the conduct of that trade or business, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% U.S. federal withholding tax discussed above) generally in the same manner as if it were a U.S. holder subject to any modification provided under an applicable income tax treaty. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Payments on common stock and constructive dividends
      Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued upon conversion, see “— U.S. Holders — Constructive distributions” above) will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States or, where an applicable treaty so provides, dividends that are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
      In the case of any deemed dividend, it is possible that the U.S. federal tax on such deemed dividend would be withheld from interest, shares of common stock, or sales proceeds paid or credited to the non-U.S. holder.
      A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, exchange or other disposition of notes or of shares of common stock
      Any gain realized by a non-U.S. holder upon the sale, exchange, conversion, redemption or other disposition of notes or upon the sale, exchange, redemption or other disposition of a share of common stock generally will not be subject to U.S. federal income tax or withholding tax unless:

•	such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	in the case of an amount which is attributable to interest (including amounts taken into income under the accrual rules described above under “— U.S. Holders”), the non-U.S. holder does not meet the conditions for exemption from U.S. federal withholding tax, as described in “Payment with respect to the notes” above;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.
      We believe that we are not, have never been and do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation” for U.S. federal income tax purposes and our common stock is and continues to be regularly traded on an established securities market, a non-U.S. holder will generally not be subject to U.S. federal income tax or withholding tax upon the sale, exchange, conversion, redemption, repurchase or other disposition of the notes or our common stock provided that it does not actually or constructively hold (at any time during the shorter of the five year period preceding the date of disposition or the non-U.S. holder’s holding period) more than five percent of our common stock, including any common stock that may be received upon conversion of the notes and that on the date of acquisition of the notes, such non-U.S. holder does not own notes with a fair market value of more than five percent of the fair market value of our common stock.
Backup Withholding and Information Reporting

U.S. Holders
      Information reporting requirements will generally apply to all payments we make to U.S. holders and to the proceeds from a sale of notes or shares of common stock received by U.S. holders. A backup withholding tax will apply to those payments if the U.S. holder fails to provide a taxpayer identification number, or a certification of exempt status, or if the U.S. holder fails to report in full interest and dividend income. Any amounts so withheld generally will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that required information is timely furnished to the IRS.

Non-U.S. Holders
      In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to it provided that we do not have actual knowledge or reason to know that it is a United States person, as defined in the Code, and the non-U.S. holder has satisfied the certification requirements described above under “— Non-U.S. Holders — Payments with respect to the notes.” In addition, a non-U.S. holder will not be subject to backup withholding with respect to the proceeds of the sale, exchange or other disposition of notes or shares of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if (i) the payor receives the statement described above and does not have actual knowledge or reason to know that the non-U.S. person is a United States person, as defined in the Code, or (ii) the non-U.S. person otherwise establishes an exemption. In general, we must report annually to the IRS and to each non-U.S. holder any payments on the notes and our common stock and the proceeds from their sale or other disposition, regardless of whether withholding was required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
PLAN OF DISTRIBUTION
      The securities to be offered and sold using this prospectus are being registered to permit public secondary trading of these securities by the selling security holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the securities offered by this prospectus. The aggregate proceeds to the selling security holders from the sale of the notes or the common stock issuable upon conversion of the notes will be the purchase price of the notes less any discounts and commissions. A selling security holder reserves the right to accept and, together with its agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.
      The notes and the common stock issuable upon conversion of the notes may be sold from time to time to purchasers directly by the selling security holders and their successors, which includes their transferees, pledgees or donees or their successors, or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes and the common stock issuable upon conversion of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
      The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. As a result, any profits on the sale of the notes and the common stock issuable upon the conversion of the notes by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934, as amended. If the notes and the common stock issuable upon conversion of the notes are sold through underwriters, broker-dealers or agents the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. We estimate that our share of the total expenses of this offering will be approximately $175,000.
      The initial purchasers and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. The initial purchasers have received customary fees and commissions for these transactions. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender and Banc of America Securities LLC acted as sole lead arranger and sole book manager under our credit facility. In addition, JPMorgan Chase Bank, National Association, an affiliate of J.P. Morgan Securities Inc., is serving as the trustee for the notes and will receive customary fees and expense reimbursements in connection therewith.
LEGAL MATTERS
      Our special counsel, Andrew C. Becher, and Fulbright & Jaworski L.L.P. will pass upon certain legal matters for us in connection with the offering of the notes. Fulbright & Jaworski L.L.P. will not pass upon matters governed by Minnesota law. As of October 26, 2005, Andrew C. Becher owned 100 shares of our common stock and lawyers at Fulbright & Jaworski L.L.P. working on this offering owned 2,000 shares of our common stock.
EXPERTS
      The consolidated financial statements of Cal Dive appearing in Cal Dive’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Cal Dive management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      With respect to the unaudited condensed consolidated interim financial information of Cal Dive for the three-month periods ended March 31, 2005 and March 31, 2004 and the three-month and six-month periods ended June 30, 2005 and June 30, 2004, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 4, 2005, included in Cal Dive’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and August 8, 2005, included in Cal Dive’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.
      The information regarding our reserves as of December 31, 2004 that is either included in this prospectus or incorporated by reference to our annual report on Form 10-K for the year ended December 31, 2004 has been verified by Huddleston & Co., Inc. This reserve information has been included in this prospectus in reliance upon the authority of Huddleston & Co., Inc. as experts in reserve determination.
WHERE YOU CAN FIND MORE INFORMATION AND
INCORPORATION BY REFERENCE
      We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file reports, proxy statements and other information relating to our business, financial condition and other matters with the Securities and Exchange Commission. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. Reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices.
      The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the Securities and Exchange Commission. The address of such site is: http://www.sec.gov. This information may also be obtained from us as described below.
      We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus until the completion of the sale of the notes:

•	Our annual report on Form 10-K for our fiscal year ended December 31, 2004.

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 (as amended by Form 10-Q/A).

•	Our current reports on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005, April 4, 2005, April 12, 2005, April 13, 2005, May 5, 2005 (as amended by Form 8-K/ A filed May 6, 2005), May 9, 2005, May 12, 2005, June 13, 2005, June 16, 2005 (as amended by Form 8-K/A filed August 8, 2005), September 1, 2005 and October 6, 2005.

      Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus.

      The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference.
      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents, or referred to in this prospectus. Requests should be directed to:
Cal Dive International, Inc.
400 N. Sam Houston Parkway East
Suite 400
Houston, Texas 77060
Attention: General Counsel

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The following table sets forth the estimated expenses in connection with the distribution of the securities covered by the registration statement of which this prospectus is a part . We will bear all of these expenses.

Registration fee under the Securities Act	$35,310
Printing and engraving expenses *	40,000
Legal fees and expenses*	75,000
Accounting fees and expenses*	20,000
Miscellaneous*	4,690

Total	$175,000

*	Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 15.	Indemnification of Officers And Directors.
      The articles of incorporation contain a provision that eliminates, to the extent currently allowed under the Minnesota Business Corporation Act (the “MBCA”), the personal monetary liability of a director to Cal Dive and our shareholders for breach of fiduciary duty of care as a director, except in certain circumstances. If a director of Cal Dive were to breach such fiduciary duty of care in performing duties as a director, neither Cal Dive nor our shareholders could recover monetary damages from the director, and the only course of action available to our shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the articles of incorporation may reduce the likelihood of derivative litigation against directors for breach of their fiduciary duty of care. Additionally, equitable remedies may not be effective in many situations. If a shareholder’s only remedy is to enjoin the completion of the board of directors’ action, this remedy would be ineffective if the shareholder does not become aware of a transaction or event until after its has been completed. In such a situation, such shareholder would not have effective remedy against the directors.
      Our by-laws require us to indemnify directors and officers to the fullest extent permitted under Minnesota law. The MBCA provides that a corporation organized under the Minnesota law shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined in the MBCA) of the person, against judgments, penalties, fines, settlements, and reasonable expense incurred by the person in connection with the proceedings if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 of the MBCA contains detailed terms regarding such rights of indemnification and reference is made thereto for a complete statement of such indemnification rights.
      All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Item 16.	Exhibits

Exhibit
No.			Description

3	.1*	—	2005 Amended and Restated Articles of Incorporation of registrant.
3.2		—	Second Amended and Restated By-Laws of registrant, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by registrant with the Securities and Exchange Commission on May 12, 2005.
3.3		—	Certificate of Rights and Preferences for Series A-1 Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by registrant with the Securities and Exchange Commission on January 22, 2003 (the “2003 Form 8-K”).
3.4		—	Certificate of Rights and Preferences for Series A-2 Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by registrant with the Securities and Exchange Commission on June 28, 2004 (the “2004 Form 8-K”).
4.1		—	Credit Agreement by and among Bank of America, N.A., et al., as Lenders, and Cal Dive International, Inc., as Borrower, dated August 16, 2004, incorporated by reference to Exhibit 4.1 to the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed by the registrant with the Securities and Exchange Commission on November 5, 2004 (the “2004 Form 10-Q”).
4.2		—	Participation Agreement among ERT, Cal Dive International, Inc., Cal Dive/Gunnison Business Trust No. 2001-1 and Bank One, N.A., et. al., dated as of November 8, 2001, incorporated by reference to Exhibit 4.2 to the Form 10-K for the fiscal year ended December 31, 2001, filed by the registrant with the Securities and Exchange Commission on March 28, 2002 (the “2001 Form 10-K”).
4.3		—	Form of Common Stock certificate, incorporated by reference to Exhibit 4.1 to the Form S-1 Registration Statement filed by registrant with the Securities and Exchange Commission on May 1, 1997 (Reg. No. 333-26357) (the “Form S-1”).
4.4		—	Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of August 16, 2000, incorporated by reference to Exhibit 4.4 to the 2001 Form 10-K.
4.5		—	Amendment No. 1 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of January 25, 2002, incorporated by reference to Exhibit 4.9 to Form 10-K/A for the fiscal year ended December 31, 2002, filed by the registrant with the Securities and Exchange Commission on April 8, 2003 (the “2002 Form 10-K/A”).
4.6		—	Amendment No. 2 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of November 15, 2002, incorporated by reference to Exhibit 4.4 to the Form S-3 Registration Statement filed by the registrant with the Securities and Exchange Commission on February 26, 2003 (Reg. No. 333-103451).
4.7		—	First Amended and Restated Agreement dated January 17, 2003, but effective as of December 31, 2002, by and between Cal Dive International, Inc. and Fletcher International, Ltd., incorporated by reference to Exhibit 10.1 to the 2003 Form 8-K.
4.8		—	Amended and Restated Credit Agreement among Cal Dive/Gunnison Business Trust No. 2001-1, Energy Resource Technology, Inc., Cal Dive International, Inc., Wilmington Trust Company, a Delaware banking corporation, the Lenders party thereto, and Bank One, NA, as Agent, dated July 26, 2002, incorporated by reference to Exhibit 4.12 to the 2002 Form 10-K/A.
4.9		—	First Amendment to Amended and Restated Credit Agreement among Cal Dive/Gunnison Business Trust No. 2001-1, Energy Resource Technology, Inc., Cal Dive International, Inc., Wilmington Trust Company, a Delaware banking corporation, the Lenders party thereto, and Bank One, NA, as Agent, dated January 7, 2003, incorporated by reference to Exhibit 4.13 to the 2002 Form 10-K/A.

Exhibit
No.			Description

4.10		—	Second Amendment to Amended and Restated Credit Agreement among Cal Dive/Gunnison Business Trust No. 2001-1, Energy Resource Technology, Inc., Cal Dive International, Inc., Wilmington Trust Company, a Delaware banking corporation, the Lenders party thereto, and Bank One, NA, as Agent, dated February 14, 2003, incorporated by reference to Exhibit 4.14 to the 2002 Form 10-K/A.
4.11		—	Lease with Purchase Option Agreement between Banc of America Leasing & Capital, LLC and Canyon Offshore Ltd. dated July 31, 2003 incorporated by reference to Exhibit 10.1 to the Form 10-Q for the fiscal quarter ended September 30, 2003, filed by the registrant with the Securities and Exchange Commission on November 13, 2003.
4.12		—	Amendment No. 3 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of July 31, 2003, incorporated by reference to Exhibit 4.12 to the Form 10-K for the fiscal year ended December 31, 2004, filed by the registrant with the Securities and Exchange Commission on March 16, 2005.
4.13		—	Amendment No. 4 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of December 15, 2004, incorporated by reference to Exhibit 4.13 to the Form 10-K for the fiscal year ended December 31, 2004, filed by the registrant with the Securities and Exchange Commission on March 16, 2005.
4.14		—	Indenture relating to the 3.25% Convertible Senior Notes due 2025 dated as of March 30, 2005, between Cal Dive International, Inc. and JPMorgan Chase Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K Filed by registrant with the Securities and Exchange Commission on April 4, 2005 (the “2005 Form 8-K”).
4.15		—	Registration Rights Agreement dated as of March 30, 2005, between Cal Dive International, Inc. and Banc of America Securities LLC, as representative of the initial purchasers, incorporated by reference to the 2005 Form 8-K.
4.16		—	Purchase Agreement dated March 23, 2005, between Cal Dive International, Inc. and Banc of America Securities LLC, as representative of the initial purchasers, incorporated by reference to the 2005 Form 8-K.
5	.1*	—	Opinion of Fulbright & Jaworski L.L.P. regarding the legality of the notes to be offered hereby.
5	.2*	—	Opinion of Andrew C. Becher, Special Counsel to the registrant, regarding the legality of the common stock to be offered hereby.
12.1		—	Statement Regarding Computation of Ratio of Earnings to Fixed Charges (filed herewith).
15.1		—	Acknowledgment Letter of Ernst & Young LLP (filed herewith).
23.1		—	Consent of Ernst & Young LLP. (filed herewith).
23	.2*	—	Consent of Huddleston & Co., Inc.
23	.3*	—	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23	.4*	—	Consent of Andrew C. Becher (included in Exhibit 5.2).
24	.1*	—	Powers of Attorney.
25	.1*	—	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1.

*	Previously filed.

Item 17.	Undertakings

A.	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to the information in this registration statement;

provided, however, that paragraphs A(l)(a) and A(l)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each of the post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, the filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
      C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, that registrant has been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against any liability (other than the payment by a registrant of expenses incurred or paid by a director, officer, or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      D. The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus or any prospectus supplement filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus or prospectus supplement filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus or prospectus supplement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      E. The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the “Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on the 27th day of October, 2005.

CAL DIVE INTERNATIONAL, INC.

By: /s/ A. Wade Pursell

A. Wade Pursell
Senior Vice President,
Chief Financial Officer
      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on the 27th day of October, 2005.

Signature	Title

* Owen Kratz	Chairman, Chief Executive Officer and Director (principal executive officer)

/s/ Martin R. Ferron Martin R. Ferron	President, Chief Operating Officer and Director

/s/ A. Wade Pursell A. Wade Pursell	Senior Vice President and Chief Financial Officer (principal financial officer)

/s/ Lloyd A. Hajdik Lloyd A. Hajdik	Vice President — Corporate Controller and Chief Accounting Officer (principal accounting officer)

* Gordon F. Ahalt	Director

* Bernard J. Duroc-Danner	Director

* John V. Lovoi	Director

* T. William Porter	Director

Signature		Title

* William L. Transier		Director

* Anthony Tripodo		Director

*By:	/s/ James Lewis Connor, III James Lewis Connor, III, as attorney-in-fact

EXHIBIT INDEX

Exhibit
No.			Description

3	.1*	—	2005 Amended and Restated Articles of Incorporation of registrant.
3.2		—	Second Amended and Restated By-Laws of registrant, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by registrant with the Securities and Exchange Commission on May 12, 2005.
3.3		—	Certificate of Rights and Preferences for Series A-1 Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by registrant with the Securities and Exchange Commission on January 22, 2003 (the “2003 Form 8-K”).
3.4		—	Certificate of Rights and Preferences for Series A-2 Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by registrant with the Securities and Exchange Commission on June 28, 2004 (the “2004 Form 8-K”).
4.1		—	Credit Agreement by and among Bank of America, N.A., et al., as Lenders, and Cal Dive International, Inc., as Borrower, dated August 16, 2004, incorporated by reference to Exhibit 4.1 to the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed by the registrant with the Securities and Exchange Commission on November 5, 2004 (the “2004 Form 10-Q”).
4.2		—	Participation Agreement among ERT, Cal Dive International, Inc., Cal Dive/Gunnison Business Trust No. 2001-1 and Bank One, N.A., et. al., dated as of November 8, 2001, incorporated by reference to Exhibit 4.2 to the Form 10-K for the fiscal year ended December 31, 2001, filed by the registrant with the Securities and Exchange Commission on March 28, 2002 (the “2001 Form 10-K”).
4.3		—	Form of Common Stock certificate, incorporated by reference to Exhibit 4.1 to the Form S-1.
4.4		—	Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of August 16, 2000, incorporated by reference to Exhibit 4.4 to the 2001 Form 10-K.
4.5		—	Amendment No. 1 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of January 25, 2002, incorporated by reference to Exhibit 4.9 to Form 10-K/A for the fiscal year ended December 31, 2002, filed by the registrant with the Securities and Exchange Commission on April 8, 2003 (the “2002 Form 10-K/A”).
4.6		—	Amendment No. 2 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of November 15, 2002, incorporated by reference to Exhibit 4.4 to the Form S-3 Registration Statement filed by the registrant with the Securities and Exchange Commission on February 26, 2003 (Reg. No. 333-103451).
4.7		—	First Amended and Restated Agreement dated January 17, 2003, but effective as of December 31, 2002, by and between Cal Dive International, Inc. and Fletcher International, Ltd., incorporated by reference to Exhibit 10.1 to the 2003 Form 8-K.
4.8		—	Amended and Restated Credit Agreement among Cal Dive/Gunnison Business Trust No. 2001-1, Energy Resource Technology, Inc., Cal Dive International, Inc., Wilmington Trust Company, a Delaware banking corporation, the Lenders party thereto, and Bank One, NA, as Agent, dated July 26, 2002, incorporated by reference to Exhibit 4.12 to the 2002 Form 10-K/A.
4.9		—	First Amendment to Amended and Restated Credit Agreement among Cal Dive/Gunnison Business Trust No. 2001-1, Energy Resource Technology, Inc., Cal Dive International, Inc., Wilmington Trust Company, a Delaware banking corporation, the Lenders party thereto, and Bank One, NA, as Agent, dated January 7, 2003, incorporated by reference to Exhibit 4.13 to the 2002 Form 10-K/A.
4.10		—	Second Amendment to Amended and Restated Credit Agreement among Cal Dive/Gunnison Business Trust No. 2001-1, Energy Resource Technology, Inc., Cal Dive International, Inc., Wilmington Trust Company, a Delaware banking corporation, the Lenders party thereto, and Bank One, NA, as Agent, dated February 14, 2003, incorporated by reference to Exhibit 4.14 to the 2002 Form 10-K/A.

Exhibit
No.			Description

4.11		—	Lease with Purchase Option Agreement between Banc of America Leasing & Capital, LLC and Canyon Offshore Ltd. dated July 31, 2003 incorporated by reference to Exhibit 10.1 to the Form 10-Q for the fiscal quarter ended September 30, 2003, filed by the registrant with the Securities and Exchange Commission on November 13, 2003.
4.12		—	Amendment No. 3 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of July 31, 2003, incorporated by reference to Exhibit 4.12 to the Form 10-K for the fiscal year ended December 31, 2004, filed by the registrant with the Securities and Exchange Commission on March 16, 2005.
4.13		—	Amendment No. 4 to Credit Agreement among Cal Dive I-Title XI, Inc., GOVCO Incorporated, Citibank N.A. and Citibank International LLC dated as of December 15, 2004, incorporated by reference to Exhibit 4.13 to the Form 10-K for the fiscal year ended December 31, 2004, filed by the registrant with the Securities and Exchange Commission on March 16, 2005.
4.14		—	Indenture relating to the 3.25% Convertible Senior Notes due 2025 dated as of March 30, 2005, between Cal Dive International, Inc. and JPMorgan Chase Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K Filed by registrant with the Securities and Exchange Commission on April 4, 2005 (the “2005 Form 8-K”).
4.15		—	Registration Rights Agreement dated as of March 30, 2005, between Cal Dive International, Inc. and Banc of America Securities LLC, as representative of the initial purchasers, incorporated by reference to the 2005 Form 8-K.
4.16		—	Purchase Agreement dated March 23, 2005, between Cal Dive International, Inc. and Banc of America Securities LLC, as representative of the initial purchasers, incorporated by reference to the 2005 Form 8-K.
5	.1*	—	Opinion of Fulbright & Jaworski L.L.P. regarding the legality of the notes to be offered hereby.
5	.2*	—	Opinion of Andrew C. Becher, Special Counsel to the registrant, regarding the legality of the common stock to be offered hereby.
12.1		—	Statement Regarding Computation of Ratio of Earnings to Fixed Charges (filed herewith).
15.1		—	Acknowledgment Letter of Ernst & Young LLP (filed herewith).
23.1		—	Consent of Ernst & Young LLP (filed herewith).
23	.2*	—	Consent of Huddleston & Co., Inc.
23	.3*	—	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23	.4*	—	Consent of Andrew C. Becher (included in Exhibit 5.2).
24	.1*	—	Powers of Attorney.
25	.1*	—	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1.

*	Previously filed